Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

ANDEAVOR,

MARATHON PETROLEUM CORPORATION,

MAHI INC.

AND

MAHI LLC

Dated as of April 29, 2018

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TABLE OF CONTENTS

(continued)

6.12	Expenses	62
6.13	Indemnification; Directors’ and Officers’ Insurance	63
6.14	Company Debt Arrangements	64
6.15	Other Actions by the Company and Parent	65
6.16	Litigation	66
6.17	Financing	66

ARTICLE VII	CONDITIONS	70

7.1	Conditions to Each Party’s Obligation to Effect the Merger	70
7.2	Conditions to Obligations of Parent, Merger Sub 1 and Merger Sub 2	70
7.3	Conditions to Obligation of the Company	71

ARTICLE VIII	TERMINATION	72

8.1	Termination by Mutual Consent	72
8.2	Termination by Either Parent or the Company	72
8.3	Termination by the Company	73
8.4	Termination by Parent	73
8.5	Effect of Termination and Abandonment	74

ARTICLE IX	MISCELLANEOUS AND GENERAL	77

9.1	Survival	77
9.2	Modification or Amendment	77
9.3	Waiver of Conditions	77
9.4	Counterparts	77
9.5	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	77
9.6	Notices	79
9.7	Entire Agreement	80
9.8	No Third Party Beneficiaries	80
9.9	Obligations of Parent and of the Company	81
9.10	Severability	81
9.11	Interpretation; Construction	81
9.12	Assignment	82

ARTICLE X	CERTAIN DEFINITIONS	82

10.1	Definitions	82

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of April 29, 2018, is by and among Andeavor, a Delaware corporation (the “Company”), Marathon Petroleum Corporation, a Delaware corporation (“Parent”), Mahi Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 1”), and Mahi LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2,” and together with Merger Sub 1, the “Merger Subs”). The Company, Parent, Merger Sub 1 and Merger Sub 2 are each referred to herein as a “Party” and collectively, the “Parties” .

RECITALS

WHEREAS, (i) the respective boards of directors of each of Merger Sub 1 and the Company and the sole member of Merger Sub 2 have approved this Agreement and declared advisable and in the best interest of their respective equityholders, the transactions contemplated by this Agreement, including the merger of Merger Sub 1 with and into the Company, with the Company being the surviving entity (the “First Merger”), and, immediately thereafter, the merger of the surviving entity of the First Merger with and into Merger Sub 2, with Merger Sub 2 being the surviving entity of such second merger (the “Second Merger,” and collectively with the First Merger, the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and (ii) the board of directors of Parent has approved this Agreement and the Merger and the issuance of Parent Shares in the First Merger upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are entering into a voting agreement with Parent with respect to the First Merger (the “Voting Agreement”);

WHEREAS, it is intended that, for U.S. federal income tax purposes, (i) the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”) and (ii) this Agreement, as well as any other agreements entered into pursuant to this Agreement, will constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and Section 1.368-3(a); and

WHEREAS, the Company, Parent and the Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIMES

1.1 The First Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub 1 shall be merged with and into the Company and the separate corporate existence of Merger Sub 1 shall thereupon cease. The Company shall be the surviving corporation in the First Merger (the “Surviving Corporation”), and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the First Merger, except as set forth in Article II. The First Merger shall have the effects specified in this Agreement and by the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub 1 shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub 1 shall become the debts, liabilities and duties of the Surviving Corporation.

1.2 The Second Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “LLC Act”), at the Second Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub 2 and the separate corporate existence of the Surviving Corporation shall thereupon cease. Merger Sub 2 shall be the surviving company in the Second Merger (the “Surviving Company”), and the separate corporate existence of the Surviving Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Second Merger, except as set forth in Article II. The Second Merger shall have the effects specified in this Agreement and by the DGCL and the LLC Act. Without limiting the generality of the foregoing and subject thereto, at the Second Merger Effective Time, all of the property, rights, privileges, immunities, powers, franchises and authority of the Surviving Corporation and Merger Sub 2 shall vest in the Surviving Company and all debts, liabilities and duties of the Surviving Corporation and Merger Sub 2 shall become the debts, liabilities and duties of the Surviving Company.

1.3 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Jones Day, 901 Lakeside Ave., Cleveland, Ohio 44114, at 9:00 A.M. (Eastern Time) on the fifth Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived by the Party entitled to the benefit thereof in accordance with this Agreement.

1.4 Effective Times.

(a) At or promptly following the Closing on the Closing Date, the Company and Parent will cause a Certificate of Merger (the “Certificate of First Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL, and make any other filings, recordings or publications required to be made by the Company or Merger Sub 1 under the DGCL. The First Merger shall become effective at the time when the Certificate of First Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of First Merger (the “Effective Time”).

(b) Immediately following the Effective Time, the Surviving Corporation and Parent will cause a Certificate of Merger (the “Certificate of Second Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 264 of the DGCL and Section 18-209 of the LLC Act, and make any other filings, recordings or publications required to be made by the Surviving Corporation or Merger Sub 2 under the DGCL or LLC Act. The Second Merger shall become effective at the time when the Certificate of Second Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Surviving Corporation and Parent in writing and specified in the Certificate of Second Merger (the “Second Merger Effective Time”). At the Second Merger Effective Time (i) each share of the Surviving Corporation common stock outstanding immediately prior to the Second Merger Effective Time shall be cancelled, and no consideration shall be paid with respect thereto, and (ii) the limited liability company interests of Merger Sub 2 outstanding immediately prior to the Second Merger Effective Time shall remain outstanding and shall constitute the only outstanding limited liability company interests of the Surviving Company.

1.5 Tax Consequences. The Parties intend that, for U.S. federal income tax purposes, (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement, including any amendments thereto, be, and is hereby adopted as, a “plan of reorganization” involving the Merger for purposes of Section 354 and Section 361 of the Code.

ARTICLE II

ORGANIZATIONAL DOCUMENTS

OF THE SURVIVING CORPORATION AND THE SURVIVING COMPANY

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit A (the “Charter”), until thereafter amended as provided therein or by applicable Law.

2.2 The By-Laws. The Parties shall take all actions necessary so that, at the Effective Time, the by-laws of Merger Sub 1 in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.

2.3 The Certificate of Formation and Limited Liability Company Agreement of the Surviving Company. The certificate of formation and limited liability company agreement of Merger Sub 2 in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company from and after the Second Merger Effective Time until thereafter amended as provided therein or by applicable Law.

ARTICLE III

DIRECTORS, MANAGERS AND OFFICERS

OF THE SURVIVING CORPORATION AND THE SURVIVING COMPANY

3.1 Directors. The Parties shall take all actions necessary so that the board of directors of Merger Sub 1 at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.2 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly appointed or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.3 Managers and Officers of the Surviving Company. Parent shall take all actions necessary so that from and after the Second Merger Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of the Surviving Corporation immediately prior to the Second Merger Effective Time shall be the officers of the Surviving Company.

ARTICLE IV

EFFECT OF THE FIRST MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

4.1 Effect on Capital Stock. At the Effective Time, as a result of the First Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub 1:

(a) Per Share Merger Consideration. Subject to the allocation and election procedures set forth in Section 4.2(b), each share of the common stock, par value $0.16 2⁄3 per share, of the Company (each a “Company Share”, and collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Appraisal Shares, Company Shares owned by Parent, Merger Sub 1, Merger Sub 2 or any other direct or indirect wholly owned Subsidiary of Parent and Company Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case, not held on behalf of third parties (each an “Excluded Company Share” and collectively, “Excluded Company Shares”) shall be converted into, and become exchangeable for either (i) $152.27 (the “Cash Consideration”) or (ii) 1.87 (the “Exchange Ratio”) of a share (the “Stock Consideration”) of common stock, par value $0.01 per share, of Parent (each, a “Parent Share” and collectively, the “Parent Shares”). The applicable Stock Consideration and/or Cash Consideration, in each case without interest, the “Per Share Merger Consideration”. At the Effective Time, all of the Company Shares (other than Excluded Company Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Company Shares, and each non-certificated Company Share represented by book entry (each, a “Book Entry Company Share”), (other than in each case those representing Excluded Company Shares) shall thereafter represent only the right to receive, without interest, the Per Share Merger Consideration and (with respect to the Stock Consideration) the right, if any, to receive (A) pursuant to Section 4.2(e) cash in lieu of fractional shares into which such Company Shares have been converted pursuant to this Section 4.1(a) and (B) any distribution or dividend pursuant to Section 4.2(c).

(b) Cancellation of Company Shares. Each Company Share that is an Excluded Company Share shall be cancelled and shall cease to exist, with no consideration paid in exchange therefor.

(c) Treatment of Merger Sub 1 Shares. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2 Allocation of Per Share Merger Consideration; Election Procedures; Exchange of Company Shares.

(a) Allocation. Notwithstanding anything in this Agreement to the contrary, the number of Company Shares to be converted into the right to receive Cash Consideration in the First Merger shall be equal to 22,885,359 (the “Cash Election Number”). The number of Company Shares to be converted into the right to receive Stock Consideration in the First Merger (the “Stock Election Number”) shall be equal to the number of Company Shares to be converted pursuant to Section 4.1(a) (excluding for the avoidance of doubt the number of Company Shares represented by the Company Equity Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5) less the Cash Election Number.

(b) Election Procedures.

(i) Exchange Agent. Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, (i) at the Effective Time, certificates, or at Parent’s option, evidence of non-certificated Parent Shares in book-entry form (“Book Entry Parent Shares”), constituting at least the amounts necessary for the Stock Consideration, (ii) at the Effective Time, cash in immediately available funds constituting at least the amounts necessary for the aggregate Cash Consideration, and (iii) as necessary from time to time after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the Parent Shares to be issued or to be paid pursuant to Section 4.2(c), in exchange for Company Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(i)) or Book Entry Company Shares pursuant to the provisions of this Article IV (such cash, certificates for Parent Shares and evidence of Book Entry Parent Shares, together with the amount of any dividends or other distributions payable pursuant to this Article IV with respect thereto, the “Exchange Fund”). The Exchange Agent shall invest the cash available in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate cash portion of the Exchange Fund as contemplated hereby, Parent shall promptly replace or restore the cash in the

Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book Entry Company Shares and shall obtain no rights or interests in the shares represented thereby.

(ii) Types of Election. Subject to allocation and proration in accordance with the provisions of this Section 4.2, each record holder of Company Shares (other than (1) any Company Shares represented by the Company Equity Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares) issued and outstanding immediately prior to the Election Deadline shall be entitled to elect to receive in respect of each such Company Share held by such record holder (A) Cash Consideration (a “Cash Election”) or (B) Stock Consideration (a “Stock Election”). Company Shares in respect of which no Cash Election or Stock Election has been affirmatively made and not revoked shall be deemed to be Company Shares in respect of which Stock Elections have been made.

(iii) Form of Election and Election Deadline. (A) Elections pursuant to Section 4.2(b)(ii) shall be made on a form (a “Form of Election”) to be provided by the Exchange Agent for that purpose to holders of record of Company Shares (other than (1) any Company Shares represented by the Company Equity Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares), together with appropriate transmittal materials. Elections shall be made by transmitting to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 P.M. (Eastern Time) on the Business Day that is two trading days prior to the Closing Date (which date shall be publicly announced by Parent at least four Business Days prior to the anticipated Closing Date) or such other date and time as Parent may publicly announce with the consent of the Company (the applicable of such date and times described in this clause (x), the “Election Deadline”) and (y) (except with respect to Book Entry Company Shares, in respect of which such other customary evidence as determined by the Exchange Agent shall be provided in lieu of Certificates) accompanied by the Certificate(s) representing the Company Shares as to which the election is being made (or by an appropriate guarantee of delivery of such Certificate(s) by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, provided that such Certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery), together with a duly completed letter of transmittal. The Company shall use its reasonable best efforts to make a Form of Election (and where applicable, appropriate transmittal materials) available to all Persons who become holders of record of Company Shares (other than (1) any Company Shares represented by the Company Equity Awards that are outstanding immediately prior to the Effective Time, all of which shall be treated solely as provided in Section 4.5 and (2) Excluded Company Shares) between the date the Forms of Election are mailed and the Election Deadline. Parent shall determine, in its reasonable discretion, which discretion and authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election (and where applicable, appropriate transmittal materials) have been properly completed, signed and submitted or revoked. The decision of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. A holder of Company Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Stock Election.

(iv) Revocation of Election. An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any Certificate(s) representing Company Shares that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such Certificate(s) or Book Entry Company Shares. Upon any such revocation, unless a duly completed Form of Election is thereafter submitted prior to the Election Deadline in accordance with Section 4.2(b)(ii) and Section 4.2(b)(iii), such Company Shares shall be Stock Election Shares. In the event that this Agreement is terminated in accordance with Article VIII and any Company Shares have been transmitted to the Exchange Agent pursuant to the provisions of this Agreement, such Company Shares shall promptly be returned without charge to the Person submitting the same.

(v) Proration for Oversubscription of Cash Election. In the event that the aggregate number of Company Shares in respect of which Cash Elections have been made (collectively, the “Cash Election Shares”) exceeds the Cash Election Number, all Company Shares in respect of which Stock Elections have been made, or deemed by Parent in its reasonable discretion to have been made, pursuant to this Section 4.2 (the “Stock Election Shares”) shall be converted into the right to receive Stock Consideration, and all Cash Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

(A) the Cash Election Shares held by each record holder of Company Shares shall be deemed converted to Stock Election Shares, on a pro-rata basis based on the ratio of (x) one minus (y) the Cash Election Number divided by the aggregate number of Cash Election Shares, such that the aggregate number of Cash Election Shares so deemed converted, when added to the other Stock Election Shares, shall equal as closely as practicable the Stock Election Number (rounding the number of Cash Election Shares of a holder that are to remain Cash Election Shares downward where needed), and all such Cash Election Shares so deemed converted (“Deemed Converted Cash Election Shares”) shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional Parent Shares pursuant to Section 4.2(e)). For example, and by way of illustration only, if the aggregate number of Company Shares in respect of which Cash Elections had been made were three times the Cash Election Number, each record holder of Company Shares holding Cash Election Shares would receive, in respect of the Company Shares for which such holder had made a Cash Election, Cash Consideration for approximately one-third of such Company Shares and Stock Consideration for approximately two-thirds of such Company Shares; and

(B) any remaining Cash Election Shares held by each record holder of Company Shares shall be converted into the right to receive Cash Consideration.

For the avoidance of doubt, in the circumstances where this Section 4.2(b)(v) is applicable, each record holder of Cash Election Shares shall to the extent reasonably possible receive the same proportion of Cash Consideration, and the same proportion of Stock Consideration, with respect to their aggregate Cash Election Shares as each other record holder of Cash Election Shares receives in respect of their aggregate Cash Election Shares pursuant to this Section 4.2(b)(vi).

(vi) Proration for Oversubscription of Stock Election. In the event that the aggregate number of Company Shares in respect of which Stock Elections have been made exceeds the Stock Election Number, all Company Shares in respect of which Cash Elections have been made pursuant to this Section 4.2 shall be converted into the right to receive Cash Consideration, and all Stock Election Shares shall be converted into the right to receive Stock Consideration or Cash Consideration in the following manner:

(A) the Stock Election Shares held by each record holder of Company Shares shall be deemed converted to Cash Election Shares, on a pro-rata basis based on the ratio of (x) one minus (y) the Stock Election Number divided by the aggregate number of Stock Election Shares, such that the aggregate number of Stock Election Shares so deemed converted, when added to the other Cash Election Shares, shall equal as closely as practicable the Cash Election Number (rounding the number of Stock Election Shares of a holder that are to remain Stock Election Shares downward where needed), and all such Stock Election Shares so deemed converted (“Deemed Converted Stock Election Shares”) shall be converted into the right to receive Cash Consideration; and

(B) any remaining Stock Election Shares held by each record holder of Company Shares shall be converted into the right to receive Stock Consideration.

For the avoidance of doubt, in the circumstances where this Section 4.2(b)(vi) is applicable, each record holder of Stock Election Shares shall to the extent reasonably possible receive the same proportion of Stock Consideration, and the same proportion of Cash Consideration, with respect to their aggregate Stock Election Shares as each other record holder of Stock Election Shares receives in respect of their aggregate Stock Election Shares pursuant to this Section 4.2(b)(vi).

(vii) The Exchange Agent, in consultation with Parent, shall make all computations to give effect to this Section 4.2.

(c) Distributions with Respect to Unexchanged Company Shares; Voting. All Parent Shares to be issued pursuant to the First Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Stock Consideration issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Shares shall be paid to any holder of any unsurrendered Certificate or untransferred Book Entry Company Share until such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(g)) or Book Entry Company Share is transferred for exchange in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(g)) or transfer of such Book Entry Company Share that has been converted into the right to receive the Stock

Consideration, there shall be issued and/or paid to the holder of the certificates representing whole Parent Shares (or as applicable, Book Entry Parent Shares) issued in exchange therefor, without interest, (i) at the time of such surrender or transfer, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Parent Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Shares with a record date after the Effective Time but with a payment date subsequent to surrender or transfer, as applicable. No holder of Certificates or Book Entry Company Shares that have been converted into the right to receive Cash Consideration shall be entitled to receive any amount pursuant to this Section 4.2(c) in respect of such Certificates or Book Entry Company Shares.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book Entry Company Share is presented to the Surviving Corporation (which, following the consummation of the Second Merger, shall include the Surviving Company), Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the aggregate Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(e) and/or any dividends or other distributions pursuant to Section 4.2(c)) to which the holder thereof is entitled pursuant to this Article IV.

(e) Fractional Company Shares. Notwithstanding any other provision of this Agreement, no fractional Parent Shares will be issued and any holder of Company Shares entitled to receive a fractional Parent Share but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof, without interest, which payment shall be calculated by the Exchange Agent and shall be an amount equal to the product of (i) the average of the closing prices per Parent Share on the New York Stock Exchange (the “NYSE”), as reported in the Wall Street Journal (or if not reported thereby, as reported in another authoritative source), for the five full trading days ending on the second Business Day immediately preceding the date on which the Effective Time occurs multiplied by (ii) the fraction of a Parent Share (after taking into account all Company Shares held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Shares. No holder of Certificates or Book Entry Company Shares that have been converted into the right to receive Cash Consideration shall be entitled to receive any amount pursuant to this Section 4.2(e) in respect of such Certificates or Book Entry Company Shares.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any Parent Shares) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be delivered to Parent. Any holder of Company Shares (other than Excluded Company Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(e) and/or any dividends or other distributions pursuant to Section 4.2(c)), payable and/or issuable pursuant to Section 4.1 and Section 4.2 upon due surrender of their Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(g)) or transfer of Book Entry Company Shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against Parent, the Exchange Agent or any of Parent’s Subsidiaries with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Merger Consideration, and (to the extent applicable) any cash pursuant to Section 4.2(e) or unpaid dividends or other distributions pursuant to Section 4.2(c), that would have been payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(h) Withholdings. Parent, the Surviving Company or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Company Shares pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the payment of the Per Share Merger Consideration, as applicable, or the making of such payment under the Code, or under any provision of state, local or foreign Tax Law and further shall be entitled to make any required reporting regarding such payment to the appropriate taxing authority. Any amount deducted or withheld pursuant to this Section 4.2(h), and paid over to the appropriate taxing authority, shall be treated as having been paid or issued, as applicable, to the holder of Company Shares in respect of which such deduction or withholding was made. Such withholding shall be made first from the cash otherwise payable to such holder prior to withholding from Parent Shares. In the case of any withholding from Parent Shares, Parent shall withhold an amount of Parent Shares having a fair market value equal to the withholding obligation to be satisfied with such Parent Shares at the time such shares are withheld.

4.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Company Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Company Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 4.1(a), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with and to the extent provided in Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL with respect to Appraisal Shares, then the right of such holder to seek appraisal of such Company Shares shall cease and such Company Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 4.1(a), without interest. The

Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, and Parent shall participate in and control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

4.4 Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Company Shares or securities convertible or exchangeable into or exercisable for Company Shares or the issued and outstanding Parent Share or securities convertible or exchangeable into or exercisable for Parent Shares, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration and the Cash Election Number shall be equitably adjusted, without duplication, to proportionally reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration; provided that nothing in this Section 4.4 shall be construed to permit the Company to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

4.5 Treatment of Company Equity Awards.

(a) Company Options. At the Effective Time, each option award to purchase Company Shares (each, a “Company Option”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option award to purchase Company Shares and be converted into an option award to acquire a number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares subject to the Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time.

(b) Company RSUs. At the Effective Time, each restricted stock unit award or phantom stock award in respect of Company Shares with only time-based vesting requirements, except for awards held by non-employee directors of the Company (each, a “Company RSU”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit award or phantom stock award denominated in Company Shares and be converted into a restricted stock unit award denominated in Parent Shares relating to the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted stock unit award shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Company RSU immediately prior to the Effective Time.

(c) Company Director RSUs. At the Effective Time, (A) any vesting conditions applicable to each outstanding restricted stock unit award in respect of Company Shares with only time-based vesting requirements that is held by a non-employee director of the Company (each, a “Company Director RSU”) shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (B) each Company Director RSU shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Director RSU to receive (without interest), as soon as reasonably practicable following the Effective Time (but in any event no later than ten (10) Business Days after the Effective Time), an amount in cash equal to (i) the number of Company Shares subject to such Company Director RSU immediately prior to the Effective Time multiplied by (ii) the Cash Consideration; provided, however, that to the extent that any such Company Director RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(d) Company Performance Share Awards. At the Effective Time, each performance share award in respect of Company Shares with any performance-based vesting requirements (each, a “Company PSA”) that is outstanding as of immediately prior to the Effective Time, shall, automatically and without any action on the part of the holder thereof, cease to represent a performance share award denominated in Company Shares and be converted into a time-based restricted stock unit denominated in Parent Shares relating to the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares that would have been issued under such Company PSA assuming the greater of (A) the achievement of target performance or (B) the achievement of actual performance measured as of the Effective Time, as reasonably determined in good faith by the compensation committee of the Company board of directors in accordance with the applicable award agreement and in consultation with the Chief Executive Officer of Parent, multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted stock unit shall continue to be governed by the same terms and conditions (including time-based vesting terms) as were applicable to such Company PSA immediately prior to the Effective Time.

(e) Company Market Stock Units. At the Effective Time, each market stock unit award in respect of Company Shares (a “Company MSU”) that is outstanding as of immediately prior to the Effective Time, shall, automatically and without any action on the part of the holder thereof, cease to represent a market stock unit award denominated in Company Shares and be converted into a time-based restricted stock unit award denominated in Parent Shares relating to the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the greater of (A) the target number of Company Shares subject to such Company MSU or (B) the number of Company Shares that would have been issued under such Company MSU based on actual performance measured as of the Effective Time, as reasonably determined in good faith by the compensation committee of the Company board of directors in accordance with the applicable award agreement and in consultation with the Chief Executive Officer of Parent, multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted stock unit award shall continue to be governed by the same terms and conditions (including time-based vesting terms) as were applicable to such Company MSU immediately prior to the Effective Time.

(f) Company Restricted Shares. At the Effective Time, each Company Share award subject to vesting, repurchase or other lapse of restrictions pursuant to an award (a “Company Restricted Share”) that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted Company Share award and be converted into a number of restricted Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Restricted Shares held by the holder of such award, multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted share award shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Company Restricted Share immediately prior to the Effective Time.

(g) Company Other Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Company Shares or benefits measured by the value of Company Shares, and each award of any kind consisting of Company Shares that may be held, awarded, outstanding, payable or reserved for issuance under any Company Benefit Plans, other than Company Options, Company RSUs, Company Director RSUs, Company PSAs, Company MSUs, and Company Restricted Shares (the “Company Other Awards”), in each case, that is outstanding as of immediately prior to the Effective Time, shall, automatically and without any action on the part of the holder thereof, cease to represent an award denominated in Company Shares and be deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares subject to such Company Other Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such award shall continue to be governed by the same terms and conditions as were applicable to such Company Other Award immediately prior to the Effective Time.

(h) Corporate Actions. Prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 4.5. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Company will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of the Company Equity Awards. Prior to the Effective Time, Parent shall take all actions that are necessary for the assumption of the Company Equity Awards pursuant to this Section 4.5. As of no later than the Effective Time and if necessary, Parent shall file a registration statement with the SEC on Form S-8 (or other applicable form) with respect to the interests or Parent Shares subject to the Company Equity Awards that are converted pursuant to this Section 4.5, and Parent shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such converted awards remain outstanding or such registration continues to be required. As soon as practicable after the registration of such interests or shares, Parent shall deliver to the holders of converted Company Equity Awards appropriate notices describing that such Company Equity Awards have been assumed by Parent and shall continue in effect in accordance with the provisions described in this Section 4.5 with respect to the applicable Company Equity Award.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except as set forth in the Company Reports or the MLP Reports publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (it being agreed that nothing disclosed in the Company Reports or the MLP Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(c)(ii), Section 5.1(j) or Section 5.1(t)) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to or simultaneously with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Company hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of the Company and its Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each other Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement. The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Section 5.1(b) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and its Significant Subsidiaries are organized. No Company Subsidiary owns or has any outstanding right in any Company Shares.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 300,000,000 Company Shares and 5,000,000 shares of preferred stock, with no par value per share (“Company Preferred Shares”). As of the close of business on April 26, 2018, (A) 151,122,485 Company Shares were issued and outstanding (not including Company Shares held in treasury), of which 12,329 were subject to vesting, repurchase or other lapse of restrictions pursuant to an award, (B) 49,651,917 Company Shares were held in treasury, (C) no Company Preferred Shares were issued or outstanding, (D) 167,913 Company Shares were issuable upon the exercise of outstanding options to purchase Company Shares, which had a weighted average exercise price of $13.66, (E) 145,211 Company Shares were subject to outstanding restricted stock units or phantom stock in respect of Company Shares with only time-based vesting requirements, (F) 373,207 Company Shares were subject to outstanding performance shares in respect of Company Shares with any performance-based vesting requirements (assuming achievement of the applicable performance measures at the target level), (G) 1,094,757 Company Shares were subject to outstanding market stock units in respect of Company Shares (assuming achievement of the applicable performance measures at the target level), (H) no Company Shares were subject to rights or benefit pursuant to outstanding Company Other Awards, (I) 1,998,100 Company shares were reserved for issuance under the Andeavor Amended and Restated 2011 Long-Term Incentive Plan, no Company Shares were reserved for issuance under the Andeavor 2006 Long-Term Incentive Plan, no Company Shares were reserved for issuance under the Amended and Restated 2010 Incentive Plan of Western Refining, Inc. and no Company Shares were reserved for issuance under the Amended and Restated Northern Tier Energy LP 2012 Long Term Incentive Plan (collectively, the “Stock Plans”) and (J) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list as of the close of business on April 26, 2018 of each Company Equity Award issued under the Stock Plans, including the date of grant, number of Company Shares, and, where applicable, outstanding dividend equivalent rights, exercise price and vesting schedule. All outstanding Company Shares are, and all Company Shares reserved for issuance, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (a “Lien”). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries (other than the MLP) is duly authorized, validly issued, fully paid and non-assessable and, except as disclosed in Section 5.1(b)(iii) of the Company Disclosure Letter, each of the outstanding shares of capital stock or other securities of each of the Company’s Significant Subsidiaries (other than the MLP) is owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of all Liens. Except as set forth above in this Section 5.1(b)(i), and for changes after the date hereof in compliance with Section 6.1(a), there are no (1) shares of capital stock or other securities of, or ownership interests in, the Company, (2) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in the Company or any Subsidiary, (3) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (x) give any Person the right to purchase, subscribe for or acquire from the Company or any Company Subsidiary, or (y) obligate the Company or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, the Company or any Company Subsidiary or (4) obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, the Company or any Company Subsidiary. Neither the Company nor the MLP has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or the unitholders of the MLP on any matter. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of the Company or any Company Subsidiary.

(ii) As of the close of business on April 26, 2018, there were (A) 217,187,916 common units of Andeavor Logistics LP (the “MLP”) issued and outstanding, of which 127,889,386 were owned directly or indirectly by the Company, (B) no subordinated units of the MLP issued and outstanding, (C) 2,202,880 general partnership units issued and outstanding, (D) 600,000 Series A Preferred units issued and outstanding, (E) 80,000 TexNew Mex units issued and outstanding, (F) 306,328 common units of MLP subject to outstanding MLP phantom units (assuming, if applicable, achievement of the applicable performance measures at the target level) and (G) 812,393 common units of the MLP reserved for issuance under the Andeavor Logistics LP 2011 Long-Term Incentive Plan and no common units of the MLP reserved for issuance under the Western Refining Logistics LP 2013 Long-Term Incentive Plan (collectively, the “MLP Unit Plans”). Section 5.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list as of the close of business on April 26, 2018 of each outstanding phantom unit or other award (including outstanding distribution equivalent rights) under the MLP Unit Plans, including the type of award, number of units, and, where applicable, vesting schedule. The sole general partner of the MLP is Andeavor Logistics GP, LLC, which is a wholly owned subsidiary of the Company. All of the outstanding equity interests of the MLP are duly authorized and validly issued, free and clear of all Liens in accordance with the MLP’s Third Amended and Restated Agreement of Limited Partnership, dated December 1, 2017 (the “Partnership Agreement”) and are fully paid and non-assessable (to the extent required by the Partnership Agreement). Except as set forth above in this Section 5.1(b)(ii), and for changes after the date hereof in compliance with Section 6.1(a), there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in, the MLP. Each Subsidiary of the MLP is wholly owned by the MLP.

(iii) Section 5.1(b)(iii) of the Company Disclosure Letter sets forth each material Company Subsidiary that is not wholly owned by the Company or another wholly owned Subsidiary of the Company (other than the MLP). The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”) in order to consummate the Merger and the other transactions contemplated by this Agreement.

(c) Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreement and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Company Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). The Requisite Company Vote is the only vote of the holders of capital stock of the Company that is necessary under applicable Law, NYSE rules, and the Company’s certificate of incorporation and by-laws to adopt, approve and authorize this Agreement. This Agreement and the Voting Agreement have been duly executed and delivered by the Company and constitute valid and binding agreements of the Company enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) unanimously approved this Agreement and declared advisable and in the best interest of its stockholders, the First Merger and resolved to recommend the adoption of this Agreement to the holders of Company Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Company Shares for their adoption and (C) received the opinion of its financial advisor, Goldman Sachs & Co. LLC, to the effect that the Per Share Merger Consideration payable to the holders of Company Shares (other than Parent and its Affiliates) is fair, from a financial point of view, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, to such holders. A signed copy of the written opinion of Goldman Sachs & Co. LLC rendered to the board of directors of the Company will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company. It is understood and agreed that such opinion is for the benefit of the Company’s board of directors and may not be relied upon by Parent, Merger Sub 1 or Merger Sub 2 or any other Person. The board of directors of the Company has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement and the Voting Agreement or the consummation of the transactions in the manner contemplated hereby or thereby.

(d) Governmental Filings; No Violations; Certain Contracts, Etc. (i) Other than the filings and/or notices (A) pursuant to Section 1.4, (B) under the HSR Act and any other applicable national, federal, state or foreign applicable Laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purposes or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”), the Exchange Act and the Securities Act, (C) required to be made with the NYSE, (D) under state securities, takeover and “blue sky” Laws, and (E) (if any) required to be made with the Federal Communications Commission, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement and the Voting Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement.

(ii) The execution, delivery and performance of this Agreement and the Voting Agreement by the Company do not, and the consummation of the First Merger, the Second Merger and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to (1) any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, (2) assuming (solely with respect to performance of this Agreement and the Voting Agreement and consummation of the First Merger) compliance with the matters referred to in Section 5.1(d)(i), any Law to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict, violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement.

(e) Company Reports; Financial Statements. (i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2015 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). The MLP has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “MLP Reports”). Each of the Company Reports and MLP Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports or MLP Reports, as applicable. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports and the MLP Reports did not, and none of the Company Reports and the MLP Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the Company and the MLP is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) Each of the Company and the MLP maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company or the MLP, as applicable, is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s or the MLP’s, as applicable, filings with the SEC and other public disclosure documents. The Company and the MLP each maintain internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Each of the Company and the MLP has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (1) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s or the MLP’s, as applicable, ability to record, process, summarize and report financial information and has identified for the Company’s or the MLP’s, as applicable, auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or the MLP’s internal control over financial reporting. The Company has made available to Parent as of the date hereof (x) a summary of any such disclosure with respect to clauses (1) and (2) of the preceding sentence made by management to the Company’s auditors and audit committee since December 31, 2016 and (y) any material communication since December 31, 2016 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports or the MLP Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports and MLP Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries (or, in the case of the consolidated balance sheets included in or incorporated by reference into the MLP Reports, of the MLP and its consolidated Subsidiaries) as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the Company Reports (or, in the case of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the MLP Reports, of the MLP and its consolidated Subsidiaries), including any related notes and schedules, fairly presents in all material respects, or, in the case of Company Reports and MLP Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries (or as applicable, the MLP and its consolidated Subsidiaries) for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. (i) Since December 31, 2017, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practices.

(ii) Since December 31, 2017, there has not been any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development that individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(iii) From December 31, 2017 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which to the Knowledge of the Company would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (1) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Company Reports or in the notes to such balance sheet; (2) liabilities or obligations incurred in the ordinary course of business since December 31, 2017; (3) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (4) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This Section 5.1(g) shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Company or any of its Subsidiaries or any of their respective directors to the extent arising out of the Merger Agreement, the Merger or the other transactions contemplated by this Agreement.

(h) Employee Benefits. (i) Section 5.1(h)(i) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent a true and complete copy of the following items (in each case, only if applicable): (A) plan documents and all related trust agreements, insurance contacts, or other funding arrangements; (B) written descriptions of any Company Benefit Plans that are not set forth in writing; (C) the most recent summary plan description together with the summary or summaries of material modifications thereto; (D) the most recent annual actuarial valuation; (E) the most recently filed annual report on IRS Form 5500 and all schedules thereto; (F) the most recent determination letter or opinion letter issued by the Internal Revenue Service (“IRS”) with respect to any Company Benefit Plan and related trust intended to be qualified under Section 401(a) of the Code; and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan, with respect to any issue that remains outstanding.

(ii) Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per Company Share equal to or greater than the fair market value of a Company Share on the date of such grant, (C) has a grant date identical to the date on which the Company’s board of directors or compensation committee thereof actually awarded such Company Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Reports, respectively.

(iii) Neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan. Neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) with respect to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other material current or contingent liability with respect to any Multiemployer Plan.

(iv) Except for such claims which would not have, individually or in the aggregate, a Company Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action (by any Person or Governmental Entity) is pending or, to the Knowledge of the Company, threatened (A) with respect to any Company Benefit Plan other than claims for benefits in the ordinary course, (B) alleging any breach of the material terms of any Company Benefit Plan or any fiduciary duties with respect thereto or (C) with respect to any violation of any applicable Law with respect to such Company Benefit Plan.

(v) Each Company Benefit Plan (including any related trusts) has been established, operated, maintained, funded and administered in compliance with its terms and with all applicable Laws, including ERISA and the Code (including Section 409A of the Code), except for such non-compliance which would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not result in a Company Material Adverse Effect, (A) neither the Company nor any Subsidiary or any “party in interest” or “disqualified person” with respect to a Company Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA and (B) no fiduciary has incurred any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, no fact or event has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. Neither the Company nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement health or life insurance benefits or coverage to any Person, other than for continuation coverage required to be provided pursuant to Section 4980B of the Code.

(vi) Except as set forth on Section 5.1(h)(vi) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any material current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. No liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full. With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted proceedings to terminate any such Company Benefit Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(vii) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any Company Benefit Plan, all contributions, premiums and other payments due from any of the Company or any of its Subsidiaries required by Law or any Company Benefit Plan have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof or accrued in accordance with generally accepted accounting principles.

(viii) Except as set forth on Section 5.1(h)(viii) of the Company Disclosure Letter, the execution and delivery of this Agreement, the shareholder or other approval of this Agreement, and the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay, retention bonuses, non-competition payments or any other material payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, (C) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or (D) result in any amount failing to be deductible by reason of Section 280G of the Code. No director, officer, employee or other service provider of the Company or any of its Subsidiaries is entitled to a gross up, make whole or other similar payment as a result of the imposition of Taxes under Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with the Company or any of its Subsidiaries.

(ix) No Company Benefit Plan is maintained outside of the United States substantially for the benefit of current and former service providers of the Company or any of its Subsidiaries who work outside of the United States or otherwise is subject to the Laws of any Governmental Entity other than those of the United States.

(i) Compliance with Laws.

(i) The businesses of each of the Company and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all applicable federal, state, local or foreign laws, statutes or ordinances, common laws or any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses or permits of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company, its Subsidiaries (other than the MLP and its Subsidiaries) and, to the Knowledge of the Company, the MLP and its Subsidiaries, each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions, allowances and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted and all such Licenses are in full force and effect, except those the absence of which or the failure of which to be in full force or effect would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the Company and its Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws, (B) there have been no voluntary disclosures by the Company or any of its Subsidiaries under any Anti-Corruption Law, (C) no Governmental Entity has notified the Company or any Company Subsidiary in writing of any actual or alleged violation or breach of any Anti-Corruption Law, (D) neither the Company nor any Company Subsidiary has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any Company Subsidiary’s compliance with any Anti-Corruption Law, and to the Company’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (E) neither the Company nor any Company Subsidiary has been or is now under any administrative, civil or criminal charge or indictment or, to the Company’s Knowledge, investigation, alleging non-compliance with the Anti-Corruption Laws, nor, to the Company’s Knowledge, is there any basis for any such charge, indictment or investigation and (F) neither the Company nor any Company Subsidiary has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption Law, nor, to the Company’s Knowledge, is there any basis for any such proceeding.

(j) Takeover Statutes. Other than Section 203 of DGCL (from which the Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or by-laws (or in the organizational documents of the MLP) is applicable to the Company, the MLP, the Company Shares, the equity interests of the MLP, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

(k) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be a Company Material Adverse Effect, (A) the Company and its Subsidiaries have complied at all times since the Applicable Date, with all applicable Environmental Laws; (B) no property (including soils, groundwater, surface water, buildings and surface and subsurface strata or structures) currently or, to the Knowledge of the Company, formerly owned, operated or utilized by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance requiring remediation or other action pursuant to any Environmental Law; (C) neither the Company nor any of its Subsidiaries has incurred any liability for any Hazardous Substance disposal or contamination on any third party property; (D) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law; (E) neither Company nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party assigning or otherwise imposing liability or obligations relating to any Environmental Law; and (F) to the Knowledge of the Company, there are no other conditions or occurrences involving the Company or any of its Subsidiaries that would reasonably be expected to result in any claim, liability or investigation of the Company or any of its Subsidiaries pursuant to any Environmental Law.

(l) Tax Matters. As of the date of this Agreement, neither the Company nor any of its Affiliates has taken or agreed to take any action, nor does the Company have any Knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed or remitted by any of them and all such filed Tax Returns are correct and complete; (B) have paid or withheld, as applicable, all Taxes that (1) are shown as due on such filed Tax Returns or (2) that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder or third party, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii) As of the date of this Agreement, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(iii) There are no unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company Reports.

(iv) The Company has made available to Parent true and correct copies of the U.S. federal income Tax Returns filed by the Company and its Subsidiaries for each of the Tax years ended December 31, 2016, 2015 and 2014.

(v) Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2014 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date of this Agreement.

(vi) No outstanding claim has been made in writing against the Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where the Company or its Subsidiaries did not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(vii) Neither the Company nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company or any of its Subsidiaries was the common parent, (B) has any liability for Taxes of any Person (1) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or (2) as a transferee, successor or by Contract, or (C) is a party to or bound by any Tax sharing or allocation agreement, other than (1) agreements solely among the Company and/or its Subsidiaries and (2) agreements entered into in the ordinary course of business that do not primarily relate to Tax matters.

(viii) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, during the two year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring between members of the same group of affiliated corporations filing a consolidated federal income tax return.

(ix) Neither the Company nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).

(x) No Liens for Taxes exist with respect to any of the Company’s assets or properties or those of its Subsidiaries, except for Permitted Liens.

(xi) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(xii) Neither the Company nor any of its Subsidiaries will be required, as a result of (i) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Effective Time, or (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time.

(n) Labor Matters.

(i) Section 5.1(n)(i) of the Company Disclosure Letter sets forth an accurate and complete list of any collective bargaining agreement or other material agreement with a labor union or like organization that the Company or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Company Labor Agreements”), including the parties to each such agreement, and to the Company’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. The Company has made available to Parent accurate and complete copies of each Company Labor Agreement. The execution and delivery of this Agreement, shareholder or other approval of this Agreement and the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any material payments under any of the Company Labor Agreements, and, except as would not, individually or in the aggregate, reasonably be expected to be a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with their obligations pursuant to all notification and bargaining obligations arising under any Company Labor Agreements.

(ii) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Company’s Knowledge, threatened, (B) there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (C) there is no pending or, to the Company’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Company or any of its Subsidiaries.

(iii) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, each of the Company and its Subsidiaries has been in compliance with the Company Labor Agreements and all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy and classification as (A) exempt from overtime, or (B) a contractor.

(iv) Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

(o) Intellectual Property.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries own solely and exclusively all Intellectual Property that the Company and its Subsidiaries own or purport to own (“Company Intellectual Property”) free and clear of all Liens (other than Permitted Liens).

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) to the Company’s Knowledge, the Company and each of its Subsidiaries have sufficient rights to use all Intellectual Property used in their respective businesses as presently conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement, (B) the Company Intellectual Property is subsisting, and, to the Knowledge of the Company, the issued or granted Registered Intellectual Property included therein is valid and enforceable and (C) no Company Intellectual Property is subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or its rights to, such Intellectual Property.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated, or otherwise violated the valid and enforceable Intellectual Property rights of any third party during the six year period immediately preceding the date of this Agreement, and there are no pending, outstanding, or, to the Company’s Knowledge, threatened written notices (including invitations to take a license), actions, suits, claims, investigations or other legal proceedings asserting the same.

(iv) To the Company’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Company Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(v) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have taken all reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned by the Company or any of its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure and/or license agreements or obligations.

(vi) To the Company’s Knowledge, the Company and each of its Subsidiaries have obtained from all parties (including current or former employees, officers, directors, consultants and contractors) who have created or developed any portion of, or otherwise who would have any rights in or to, Company Intellectual Property assignments of any work, invention, improvement or other rights in or to such Company Intellectual Property to the Company or its Subsidiaries, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(vii) Except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the IT Assets owned or used by the Company or any of its Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business, (B) the Company and each of its Subsidiaries implements commercially reasonable measures designed to (1) protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties, and (2) prevent the introduction of “back door,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” and other malicious code into software used in the business of the Company and its Subsidiaries in a manner consistent with industry practice and (C) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices. As of the date of this Agreement, to the Company’s Knowledge, since the Applicable Date, no Person has gained unauthorized access to any material IT Assets.

(p) Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(q) Material Contracts. Except for this Agreement, any Company Benefit Plan and the Contracts filed as exhibits to publicly available Company Reports, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) pursuant to which the Company or any Company Subsidiary has any material continuing “earn-out” or other contingent payment obligations arising in connection with the acquisition or disposition by the Company of any business;

(iii) containing any standstill or similar provision remaining in effect pursuant to which the Company or any Company Subsidiary has agreed not to acquire securities or material assets of another Person;

(iv) that (A) limits in any material respect either the type of business in which the Company or its Subsidiaries (or in which Parent or any of its Subsidiaries after the Effective Time) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries or (C) grants “most favored nation” status that, following the Merger, would apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries;

(v) that (A) is a material indenture, loan or credit Contract, loan note, mortgage Contract, letter of credit or other Contract representing, or any guarantee of, indebtedness of the Company or any Company Subsidiary or (B) is a material guarantee by the Company or any Company Subsidiary of the indebtedness of any Person other than the Company or a wholly owned Subsidiary of the Company;

(vi) that grants (A) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (B) puts, calls or similar rights, to any Person (other than the Company, a wholly owned Company Subsidiary or a wholly owned Subsidiary of the MLP) with respect to any asset that is material to the Company;

(vii) that was entered into to settle any material litigation and which imposes material ongoing obligations on the Company;

(viii) limiting or restricting the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(ix) that is a material partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest of 25% or more, other than with respect to any wholly owned Subsidiary of the Company or wholly owned Subsidiary of the MLP; or

(x) that relates to the acquisition or disposition of any business or assets (other than the purchase and sale of crude oil and products in the ordinary course of business) pursuant to which the Company or any of its Subsidiaries has any liability in excess of $100,000,000 in any transaction or series of related transactions.

Each such Contract described in clauses (i) through (x) is referred to herein as a “Material Contract”. Each Material Contract (and each Contract that would be a Material Contract but for the exception of having been filed as an exhibit to a publicly available Company Report) is valid and binding on the Company and its Subsidiaries as applicable and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Material Contract is in breach or violation of any provision of, or in default under, any Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. A copy of each Material Contract has previously been delivered to Parent.

(r) Hedging Arrangements. The Company and its Subsidiaries have only entered into swap and other derivative and hedging transactions, and Contracts with respect to such transactions, in the ordinary course of business in compliance in all material respects with the Company’s written hedging policies and risk management policies then in effect, and not in any case for speculative purposes.

(s) Real and Personal Property. (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), subject only to Permitted Liens. Neither the Company nor its Subsidiaries has granted, or is obligated under, any option, right of first offer, right of first refusal or similar contractual right to sell or dispose of the Owned Real Property or any portion thereof or interest therein.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (each such lease, license or sublease, a “Real Property Lease”) is valid and in full force and effect, and (B) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Real Property Lease.

(t) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions, success or finders fees (collectively, “Brokers and Finders Fees”) in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Goldman Sachs & Co LLC as its financial advisor in connection with the transactions contemplated by this Agreement. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which Goldman Sachs & Co. LLC is entitled to any fees, expenses or indemnification. The Company has disclosed to Parent the reasonable approximation of the amount of any and all Brokers and Finders Fees incurred or expected to be incurred by the Company or any of its Subsidiaries in connection with any of the transactions contemplated by this Agreement.

(u) Customers and Suppliers. From December 31, 2017 through the date hereof, no Material Customer or Material Supplier has terminated or notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of the Company, otherwise notified the Company or any of its Subsidiaries) that it intends to terminate or materially and adversely amend any business relationship with the Company and its Subsidiaries. For purposes of this Agreement, “Material Customers” means the Company’s 10 largest customers for the fiscal year December 31, 2017, in each case as measured by gross revenue, and “Material Suppliers” means the Company’s 10 largest suppliers for the fiscal year December 31, 2017, in each case as measured by gross expenditures.

5.2 Representations and Warranties of Parent, Merger Sub 1 and Merger Sub 2. Except as set forth in the Parent Reports or the MPLX Reports publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (it being agreed that nothing disclosed in the Parent Reports or the MPLX Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.2(b), Section 5.2(c)(ii), Section 5.2(j) and Section 5.2(k)) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to or simultaneously with entering into this Agreement (the “Parent Disclosure Letter” and together with the Company Disclosure Letter, the “Disclosure Letters”) (it being agreed that disclosure of any item in any section or subsection of Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Parent Disclosure Letter to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), Parent, Merger Sub 1 and Merger Sub 2 hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent, Merger Sub 1, Merger Sub 2 and each of Parent’s Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of Parent, Merger Sub 1, Merger Sub 2 and each of Parent’s Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each other Subsidiary of Parent is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of Parent and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the Consummation of the transactions contemplated by this Agreement or the Voting Agreement. Parent has made available to the Company complete and correct copies of Parent’s, Merger Sub 1’s, Merger Sub 2’s and each of Parent’s Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.

(b) Capital Structure.

(i) The authorized capital stock of Parent consists of 1,000,000,000 Parent Shares and 30,000,000 shares of preferred stock, par value $0.01 (“Parent Preferred Stock”). As of the close of business on April 26, 2018, (A) 461,878,776 Parent Shares were issued and outstanding (not including Parent Shares held in treasury), (B) 272,926,451 Parent Shares were held in treasury, (C) no Parent Preferred Stock was issued or outstanding, (D) 8,677,876 Parent Shares were issuable upon the exercise of outstanding options to purchase Parent Shares, (E) 294,898 Parent Shares were subject to outstanding restricted stock units in respect of Parent Shares, (F) 207,852 Parent Shares were subject to outstanding performance units in respect of Parent Shares based on the closing price of Parent Shares on April 26, 2018 and assuming maximum performance, (G) 40,028,071 Parent Shares were reserved for issuance under the Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan, 39,151,187 Parent Shares were reserved for issuance under the Marathon Petroleum Thrift Plan and 5,505,409 Parent Shares were reserved for issuance under the Marathon Petroleum

Corporation Dividend Reinvestment and Direct Stock Purchase Plan (the “Parent Stock Plans”) and (H) no other shares of capital stock or other voting securities of the Parent were issued, reserved for issuance or outstanding. All outstanding Parent Shares are, and all Parent Shares reserved for issuance in accordance with the Parent Stock Plan, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable, free and clear of any Lien. Each of the outstanding shares of capital stock or other securities of each of Parent’s Significant Subsidiaries (other than MPLX) is duly authorized, validly issued, fully paid and non-assessable and owned by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens. Except as set forth above in this Section 5.1(b)(i), and for changes after the date hereof in compliance with Section 6.1(b), there are no (1) shares of capital stock or other securities of, or ownership interests in, Parent, (2) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in Parent or any Subsidiary, (3) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (x) give any Person the right to purchase, subscribe for or acquire from Parent or any Parent Subsidiary, or (y) obligate Parent or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, Parent or any Parent Subsidiary, or (4) obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, Parent or any Parent Subsidiary. Neither Parent nor MPLX has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or the unitholders of MPLX on any matter. There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of Parent or any Parent Subsidiary.

(ii) Capitalization of Merger Sub 1. The authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub 1 is, and at the Effective Time will be, owned by Parent, and there are (A) no other shares of capital stock or voting securities of Merger Sub 1, (B) no securities of Merger Sub 1 convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub 1 and (C) no options or other rights to acquire from Merger Sub 1, and no obligations of Merger Sub 1 to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub 1. Merger Sub 1 has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(iii) Capitalization of Merger Sub 2. Parent is, and at Second Merger Effective Time will be, the sole member of Merger Sub 2, and there are (A) no other interests in Merger Sub 2 other than those held by Parent, (B) no securities of Merger Sub 2 convertible into or exchangeable into any interests in Merger Sub 2 and (C) no options or other rights to acquire from Merger Sub 2, and no obligations of Merger Sub 2 to issue, any interests or securities convertible into or exchangeable for any interests in Merger Sub 2. Merger Sub 2 has not conducted any business prior to the date of this Agreement and has no, and prior to the Second Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(iv) As of the close of business on April 26, 2018, there were (A) 793,973,724 common units of MPLX LP (“MPLX”) issued and outstanding, of which 504,701,934 were owned directly or indirectly by Parent, (B) no subordinated units of MPLX issued and outstanding, (C) 30,769,232 Series A Preferred units issued and outstanding, (D) 1,336,106 common units were subject to outstanding phantom units in respect of common units, (E) 196,590 common units were subject to outstanding performance units in respect of common units based on the closing price of common units on April 26, 2018 and assuming maximum performance, and (F) 15,785,480 common units of MPLX reserved for issuance under the MPLX LP 2018 Incentive Compensation Plan. The sole general partner of MPLX is MPLX GP LLC, which is a wholly owned subsidiary of Parent. All of the outstanding equity interests of MPLX are duly authorized and validly issued, free and clear of all Liens in accordance with the Fourth Amended and Restated Agreement of Limited Partnership of MPLX LP, dated February 1, 2018 (the “MPLX Partnership Agreement”) and are fully paid and non-assessable (to the extent required by MPLX Partnership Agreement). Except as set forth above in this Section 5.2(b)(iv), and for changes after the date hereof in compliance with Section 6.1(b), there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in MPLX. Each Subsidiary of MPLX is wholly owned by MPLX.

(c) Corporate Authority; Approval. (i) Each of Parent, Merger Sub 1 and Merger Sub 2 has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreement and to consummate the Merger, subject only to (A) the adoption of this Agreement by Parent as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2 (each of which will occur promptly following the execution of this Agreement) and (B) the approval of the issuance of Parent Shares in connection with the First Merger by the affirmative vote, at a stockholders’ meeting duly called and held for such purpose, of the majority of votes cast by holders of Parent Shares present in person or by proxy at such meeting and entitled to vote on such matter (the “Requisite Parent Vote”). The Requisite Parent Vote is the only vote of the holders of capital stock of Parent that is necessary under applicable Law, NYSE rules, and Parent’s certificate of incorporation and by-laws to approve the issuance of Parent Shares in the First Merger. This Agreement and the Voting Agreement have been duly executed and delivered by Parent and constitute valid and binding agreements of Parent, Merger Sub 1 and Merger Sub 2 enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

(ii) The board of directors of Parent has (A) unanimously approved this Agreement and the Voting Agreement and the Merger and the issuance of Parent Shares in the First Merger upon the terms and subject to the conditions set forth in this Agreement, and resolved to recommend that the holders of Parent Shares vote in favor of the issuance of Parent Shares required to be issued pursuant to Article IV (the “Parent Recommendation”), (B) resolved to recommend that the holders of Parent Shares vote in favor of the Authorized Stock Charter Amendment, (C) resolved to recommend that the holders of Parent Shares vote in favor of the Board Size Charter Amendment, (D) directed that such matters be submitted to the holders of Parent Shares for their approval, and (E) received the oral opinion of its financial advisor, Barclays Capital Inc. to the effect that, subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, as of the date of such opinion, the aggregate Stock Consideration together with the aggregate Cash Consideration to be paid by Parent pursuant to this Agreement is fair from a financial point of view to Parent. A signed copy of the written opinion of Barclays Capital Inc. rendered to the board of directors of Parent will promptly be delivered to the Company, solely for informational purposes, following receipt thereof by Parent. It is understood and agreed that such opinion is for the benefit of Parent’s board of directors and may not be relied upon by the Company or any other Person.

(d) Governmental Filings; No Violations; Certain Contracts, Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.4, (B) under the Antitrust Laws, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, (D) under state securities, takeover and “blue sky” Laws, and (E) (if any) required to be made with the Federal Communications Commission, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent, Merger Sub 1 or Merger Sub 2 from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement and the Voting Agreement by Parent, Merger Sub 1 or Merger Sub 2 and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement.

(ii) The execution, delivery and performance of this Agreement and the Voting Agreement by Parent, Merger Sub 1 and Merger Sub 2 do not, and the consummation of the First Merger, the Second Merger (solely with respect to clause (A) of this Section 5.2(d)(ii)) and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub 1 or the comparable governing documents of any of Parent’s other Subsidiaries (including Merger Sub 2), (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of Parent, Merger Sub 1 or Merger Sub 2 or any other Subsidiary of Parent pursuant to (1) any Contract binding upon Parent, Merger Sub 1, Merger Sub 2 or any other Subsidiary of Parent or (2) assuming (solely with respect to performance of this Agreement and the Voting Agreement and consummation of the Merger and the other transactions contemplated hereby or by the Voting Agreement) compliance with the matters referred to in Section 5.2(d)(i), any Law to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C)

above, for any such breach, conflict violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement.

(e) Parent Reports; Financial Statements. (i) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). MPLX has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “MPLX Reports”). Each of the Parent Reports and the MPLX Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will when so filed or furnished, comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports or the MPLX Reports, as applicable. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports and the MPLX Reports did not, and none of the Parent Reports and the MPLX Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of Parent and MPLX is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) Each of Parent and MPLX maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent or MPLX, as applicable, is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s or MPLX’s, as applicable, filings with the SEC and other public disclosure documents. Parent and MPLX each maintain internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Each of Parent and MPLX has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (1) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s or MPLX’s, as applicable, ability to record, process, summarize and report financial information and has identified for Parent’s or MPLX’s, as applicable, auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or MPLX’s internal control over financial reporting. Parent has made available to the Company as of the date hereof a summary of any such disclosure with respect to clauses (1) and (2) of the preceding sentence made by management to the Parent’s auditors and audit committee since December 31, 2016 and (3) any material communication since December 31, 2016 made by management or Parent’s auditors to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports or the MPLX Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of the Parent Reports and the MPLX Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries (or, in the case of the consolidated balance sheets included in or incorporated by reference into the MPLX Reports, of MPLX and its consolidated Subsidiaries), as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the MPLX Reports, of MPLX and its consolidated Subsidiaries) included in or incorporated by reference into the Parent Reports and the MPLX Reports including any related notes and schedules, fairly presents in all material respects, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its consolidated Subsidiaries (or as applicable, MPLX and its consolidated Subsidiaries) for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. (i) Since December 31, 2017, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practices.

(ii) Since December 31, 2017, there has not been any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development that individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(iii) From December 31, 2017 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by Parent or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries which, to the Knowledge of Parent, would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect , or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Parent Reports or in the notes to such balance sheet; (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2017; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among Parent and/or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act). This Section 5.2(g) shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Parent or any of its Subsidiaries or any of their respective Subsidiaries or Affiliates to the extent arising out of the Merger Agreement, the Merger or the other transactions contemplated by this Agreement.

(h) Employee Benefits. (i) Section 5.2(h)(i) of the Parent Disclosure Letter sets forth an accurate and complete list of each material Parent Benefit Plan. With respect to each material Parent Benefit Plan, Parent has made available to the Company a true and complete copy of the following items (in each case, only if applicable): (A) plan documents and all related trust agreements, insurance contacts, or other funding arrangements; (B) written descriptions of any Parent Benefit Plans that are not set forth in writing; (C) the most recent summary plan description together with the summary or summaries of material modifications thereto; (D) the most recent annual actuarial valuation; (E) the most recently filed annual report on IRS Form 5500 and all schedules thereto; (F) the most recent determination letter or opinion letter issued by the IRS with respect to any Parent Benefit Plan and related trust intended to be qualified under Section 401(a) of the Code; and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Parent Benefit Plan, with respect to any issue that remains outstanding.

(ii) Each outstanding option to purchase Parent Shares (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per Parent Share equal to or greater than the fair market value of a Parent Share on the date of such grant, (C) has a grant date identical to the date on which Parent’s board of directors or compensation committee thereof actually awarded such option to purchase Parent Shares, and (D) qualifies for the Tax and accounting treatment afforded to such option to purchase Parent Shares in Parent’s Tax Returns and the Parent Reports, respectively.

(iii) Except as set forth on Section 5.2(h)(iii) of the Parent Disclosure Letter, neither Parent, any of its Subsidiaries, nor any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan. Neither Parent, any of its Subsidiaries, nor any of

their respective ERISA Affiliates has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) with respect to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other material current or contingent liability with respect to any Multiemployer Plan.

(iv) Except for such claims which would not have, individually or in the aggregate, a Parent Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action (by any Person or Governmental Entity) is pending or, to the Knowledge of Parent, threatened (A) with respect to any Parent Benefit Plan other than claims for benefits in the ordinary course, (B) alleging any breach of the material terms of any Parent Benefit Plan or any fiduciary duties with respect thereto or (C) with respect to any violation of any applicable Law with respect to such Parent Benefit Plan.

(v) Each Parent Benefit Plan (including any related trusts) has been established, operated, maintained, funded and administered in compliance with its terms and with all applicable Laws, including ERISA and the Code (including Section 409A of the Code), except for such non-compliance which would not have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not result in a Parent Material Adverse Effect, (A) neither Parent nor any Subsidiary or any “party in interest” or “disqualified person” with respect to a Parent Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA, and (B) no fiduciary has incurred any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Parent Benefit Plan. Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of Parent, no fact or event has occurred that would adversely affect the qualification or tax exemption of any such Parent Benefit Plan. Neither Parent nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement health or life insurance benefits or coverage to any Person, other than for continuation coverage required to be provided pursuant to Section 4980B of the Code.

(vi) Except as set forth on Section 5.2(h)(vi) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any material current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. No liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full. With respect to any Parent Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(vii) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to any Parent Benefit Plan, all contributions, premiums and other payments due from any of Parent or any of its Subsidiaries required by Law or any Parent Benefit Plan have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof or accrued in accordance with generally accepted accounting principles.

(viii) Except as set forth on Section 5.2(h)(viii) of the Parent Disclosure Letter, the execution and delivery of this Agreement, the shareholder or other approval of this Agreement, and the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries to severance pay, retention bonuses, non-competition payments or any other material payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, or (C) directly or indirectly cause Parent to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan. No director, officer, employee or other service provider of Parent or any of its Subsidiaries is entitled to a gross up, make whole or other similar payment as a result of the imposition of Taxes under Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with Parent or any of its Subsidiaries.

(ix) No Parent Benefit Plan is maintained outside of the United States substantially for the benefit of current and former service providers of Parent or any of its Subsidiaries who work outside of the United States or otherwise is subject to the Laws of any Governmental Entity other than those of the United States.

(i) Compliance with Laws. The businesses of each of Parent and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the Voting Agreement. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries (other than MPLX and its Subsidiaries) and, to the Knowledge of Parent, MPLX and its Subsidiaries, each has obtained and is in compliance with all Licenses necessary to conduct its business as presently conducted, and all such Licenses are in full force and effect, except those the absence of which or the failure of which to be in full force or effect would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(j) Takeover Statutes. No Takeover Statute or any anti-takeover provision in Parent’s certificate of incorporation or by-laws is applicable to Parent or the Parent Shares to be issued in connection with this Agreement.

(k) Brokers and Finders. None of Parent, Merger Sub 1 or Merger Sub 2 or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement, except that Parent has employed Barclays Capital Inc. as its financial advisor in connection with the transactions contemplated by this Agreement, the fees of which will be paid by Parent or a Subsidiary of Parent.

(l) Financing. Parent has, and will have, sufficient funds available to it for Parent and, after the Effective Time, the Surviving Company, to complete the Merger, and to satisfy the obligations of Parent as and when contemplated by this Agreement and to pay or otherwise perform the obligations of Parent under any agreement or documents entered into in connection with the Merger.

(m) Tax Matters. As of the date of this Agreement, neither Parent, nor any of its Affiliates has taken or agreed to take any action, nor does Parent have any Knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect:

(i) Parent and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed or remitted Tax Returns are correct and complete; (B) have paid or withheld, as applicable, all Taxes that (1) are shown as due on such filed Tax Returns or (2) that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder or third party, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii) As of the date of this Agreement, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(iii) There are no unresolved questions or claims concerning Parent’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Parent Reports.

(iv) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, during the two year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring between members of the same group of affiliated corporations filing a consolidated federal income tax return.

(v) Neither Parent nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b).

(o) Labor Matters.

(i) Section 5.2(o)(i) of the Parent Disclosure Letter sets forth an accurate and complete list of any collective bargaining agreement or other material agreement with a labor union or like organization that Parent or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Parent Labor Agreements”), including the parties to each such agreement, and to Parent’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of Parent or any of its Subsidiaries. The execution and delivery of this Agreement, shareholder or other approval of this Agreement and the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any material payments under any of the Parent Labor Agreements, and, except as would not, individually or in the aggregate, reasonably be expected to be a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance with their obligations pursuant to all notification and bargaining obligations arising under any Parent Labor Agreements.

(ii) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to Parent’s Knowledge, threatened, (B) there is no unfair labor practice charge against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (C) there is no pending or, to Parent’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of Parent or any of its Subsidiaries.

(iii) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, since the Applicable Date, each of Parent and its Subsidiaries has been in compliance with the Parent Labor Agreements and all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy and classification as (A) exempt from overtime, or (B) a contractor.

(iv) Neither Parent nor any of its Subsidiaries has incurred any material liability or obligation under the WARN Act or any similar state or local Law that remains unsatisfied.

(p) Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to Parent’s Knowledge, neither Parent nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated, or otherwise violated the valid and enforceable Intellectual Property rights of any third party during the six year period immediately preceding the date of this Agreement, and there are no pending, outstanding, or, to Parent’s Knowledge, threatened written notices (including invitations to take a license), actions, suits, claims, investigations or other legal proceedings asserting the same.

(q) Environmental Matters. Except as is not, individually or in the aggregate, reasonably expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, there are no conditions or occurrences involving Parent that would reasonably be expected to result in any claim, liability or investigation of Parent pursuant to any Environmental Law.

ARTICLE VI

COVENANTS

6.1 Interim Operations.

(a) Covenants of the Company. The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld, conditioned or delayed) and except as expressly contemplated by this Agreement, as required by applicable Laws or as set forth on Section 6.1(a) of the Company Disclosure Letter, it shall conduct its and its Subsidiaries’ business in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, insurers, employees, unions and business associates and keep available the services of its and its Subsidiaries’ present officers, employees and agents, maintain their material tangible assets in good working order. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (x) as otherwise expressly required by this Agreement, (y) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (z) as set forth in the relevant subsection of Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments, or the terms of any security of the Company or any Company Subsidiary, other than in immaterial respects in relation to any Company Subsidiary;

(ii) (A) merge or consolidate itself or any of its Subsidiaries with any other Person, (B) restructure, reorganize or completely or partially liquidate or (C) sell or otherwise dispose of (1) any MLP common units, MLP subordinated units or any other interest held by the Company or any of its Subsidiaries (other than the MLP and its Subsidiaries) in the MLP or (2) any interest in the general partner of the MLP;

(iii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets (A) constituting a business, (B) otherwise outside of the ordinary course of business with a value or purchase price in the aggregate in excess of $250 million in any transaction or series of related transactions or (C) in connection with a dropdown transaction that is not identified as a “permitted dropdown transaction” on

Section 6.1(a)(iii) of the Company Disclosure Letter (such permitted dropdown transactions that are so identified, “Permitted Dropdown Transactions”), other than, with respect to clause (B) and clause (C), acquisitions pursuant to Contracts in effect as of the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Company Shares upon the exercise or settlement of Company Equity Awards that are outstanding on the date of this Agreement or as permitted to be granted after the date hereof pursuant to Section 6.1(a)(xvi), in accordance with the terms of those Company Equity Awards; (B) any securities of a wholly owned Company Subsidiary to the Company or any other wholly owned Subsidiary of the Company; or (C) any units of the MLP that both is in the ordinary course of business, consistent with past practice (including as to timing, amount and purpose of each such issuance) (it being understood that any secondary offering of MLP units shall be deemed not to be in the ordinary course of business, consistent with past practice) and does not have as its purpose or effect a significant dilution of the Company’s equity interest in the MLP;

(v) make any loans, advances or capital contributions to or investments in any Person (other than loans or advances (A) between or among the Company and any of its direct or indirect wholly owned Subsidiaries or (B) between or among the MLP and any of its direct or indirect wholly owned Subsidiaries), in excess of $5 million in the aggregate, other than trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business consistent with past practice;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company that are made in compliance with the Company Credit Agreements, Company Indentures and the other Contractual obligations of the Company and its Subsidiaries); provided that, in each case solely to the extent in compliance with the Company Credit Agreements, the Company Indentures, the Stock Plans and the other Contractual obligations of the Company and its Subsidiaries, (x) the Company may continue to declare and pay regular quarterly cash dividends to the holders of Company Shares in an amount not in excess of $0.59 per Company Share per fiscal quarter, in accordance with the Company’s past practice, including with respect to timing of declaration and payment, (y) the Company may give effect to dividend equivalent rights required by the terms of Company Equity Awards and (z) the MLP may continue to declare and pay cash distributions to the holders of its units at such times and in such amounts as is generally consistent with the MLP’s past practice, including with respect to timing of declaration and payment (it being understood that the MLP’s past practice includes regular increases in the amount of its cash distributions and payments in respect of the preferred stock);

(vii) enter into any agreement with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the withholding of Company Shares to satisfy withholding Tax obligations in respect of Company Equity Awards that are outstanding on the date of this Agreement or as permitted to be granted after the date hereof pursuant to Section 6.1(a)(xvi), in accordance with the terms of those Company Equity Awards);

(ix) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices pursuant to the revolving, swingline or letter of credit facilities of Company Credit Agreements, (B) guarantees by (1) the Company or any wholly owned Subsidiary of the Company of indebtedness for borrowed money of the Company or any other wholly owned Subsidiary of the Company and (2) the MLP or any wholly owned Subsidiary of the MLP of indebtedness for borrowed money of the MLP or any other wholly owned Subsidiary of the MLP or (C) interest and commodity swaps, futures, forward contracts and similar derivatives (1) not entered for speculative purposes and (2) entered into in the ordinary course of business and in compliance with its risk management and hedging policies in effect on the date of this Agreement;

(x) make or authorize any capital expenditure other than for (A) capital expenditures that do not, in any calendar year, exceed the aggregate capital expenditure amount that was set forth on the most recent version of the Company budget for the 2018 and 2019 calendar years set forth in Section 6.1(a)(x) of the Company Disclosure Letter and (B) additional capital expenditures not described in clause (A) so long as the aggregate amount of such expenditures does not exceed $75 million in the aggregate during any 12-month period;

(xi) (A) adversely amend, adversely modify, terminate or waive any material right under any Material Contract or (B) other than in the ordinary course of business, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or (C) enter into any Contract that would have been a Material Contract pursuant to any of clause (ii), (iv) or (vi) of the definition thereof had it been entered into prior to this Agreement;

(xii) (A) make any material changes with respect to accounting policies or procedures, except as required by changes after the date hereof in GAAP, (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures that could reasonably be expected to negatively affect the Company or the MLP;

(xiii) settle, propose to settle or compromise any action before a Governmental Entity if such settlement, proposed settlement or compromise (A) with respect to the payment of monetary damages, involves the payment of monetary damages that exceed $15 million in the aggregate (together with all other settlements or compromises after the date of this Agreement), net of any amounts covered by insurance that the Company expects to be promptly paid by the applicable insurer, (B) that imposes any material equitable or non-monetary relief, penalty or restriction on the Company or any of its Subsidiaries (or, after the Effective Time, on Parent or any of Parent’s Subsidiaries) or (C) that would reasonably be expected to affect the rights or defenses available to the Company or any of its Subsidiaries in any related or similar claims that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole; provided that, notwithstanding any of the foregoing, the Company may not settle, propose to settle or compromise any claim or action that is covered by Section 6.16 except as is expressly permitted by Section 6.16;

(xiv) make, change or rescind any material Tax elections, change or consent to any change in its or its Subsidiaries’ material method of accounting for Tax purposes (except as required by applicable Tax Law), settle compromise, concede or abandon any material Tax liability, claim or assessment, enter into any material closing agreement, waive or extend any statute of limitations with respect to material Taxes or obtain any material Tax ruling;

(xv) transfer, sell, lease, license, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, product lines or businesses or those of any of its Subsidiaries, including any equity interests of any of its Subsidiaries, except (other than with respect to equity interests of any Company Subsidiary) (A) in connection with goods or services provided in the ordinary course of business, (B) sales of obsolete assets, (C) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $25 million in the aggregate, (D) for Permitted Dropdown Transactions, (E) pursuant to Contracts in effect prior to the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement, or (F) non-exclusive licenses to Company Intellectual Property granted in the ordinary course of business;

(xvi) except as required by applicable Law, any Company Labor Agreement(s) in effect as of the date hereof or the terms of any Company Benefit Plan existing as of the date hereof, (A) increase in any manner the compensation or benefits of any current or former directors, officers, employees, or independent contractors (who are natural persons) of the Company or its Subsidiaries, (B) without the prior consent of the Chief Executive Officer of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, pay or award, or commit to pay or award, any bonuses or incentive compensation, (C) accelerate any rights or benefits under, or, other than in the ordinary course of business consistent with past practice, make any material determinations or interpretations with respect to any Company Benefit Plan, (D) accelerate the time of funding or payment of, or increase the amount required to fund, any Company Benefit Plan, or fund any rabbi trust or similar arrangement associated with or intended to satisfy liabilities under any Company Benefit Plan, (E) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of its or its Subsidiaries’ directors, officers, employees or independent contractors, (F) grant any new awards under any Company Benefit Plan, (G) enter into, establish, amend or terminate any Company Benefit Plan or any other agreement or arrangement which would be a Company Benefit Plan if it were in effect on the date of this Agreement other than as required by applicable Law, (H) enter into, establish, amend renegotiate or terminate any collective bargaining agreement, (I) hire any employee of the Company or any of its Subsidiaries or engage any other individual to provide services to the Company or any of its Subsidiaries, other than the hiring of employees with base pay not in excess of $250,000, (J) without the prior consent of the Chief Executive Officer of

Parent, which consent shall not be unreasonably withheld, conditioned or delayed, promote any employee who is an officer to a position more senior than such employee’s position as of the date of this Agreement, or promote a non-officer employee to an officer position, or (K) terminate the employment of any executive officer other than for cause;

(xvii) effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act; or

(xviii) agree, authorize or commit to do any of the foregoing.

(b) Covenants of Parent. From the date of this Agreement until the Effective Time, except (A) as otherwise expressly contemplated by this Agreement or required by applicable Law, (B) as Company may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), or (C) as set forth in the relevant subsection of Section 6.1(b) of the Parent Disclosure Letter, Parent will not:

(i) adopt or propose any change in its certificate of incorporation or by-laws, or the terms of any security of Parent;

(ii) reclassify, split, combine, subdivide or redeem, directly or indirectly, any of its capital stock;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or repurchase any Parent Shares at a premium; provided that, in each case solely to the extent in compliance with the credit agreements, indentures and other Contractual obligations of Parent and its Subsidiaries, (x) Parent may continue to declare and pay regular quarterly cash dividends to the holders of Parent Shares in an amount not in excess of $0.46 per Parent Share per fiscal quarter, in each case in accordance with Parent’s past practice, and (y) Parent may give effect to dividend equivalent rights with respect to grants under the Parent Stock Plans, any similar Parent plan;

(iv) restructure, reorganize or completely or partially liquidate (except for (A) any such transactions among its wholly owned Subsidiaries or (B) any restructuring, reorganization or complete or partial liquidation of MPLX);

(v) make any material changes to Merger Sub 1’s certificate of incorporation or by-laws or Merger Sub 2’s certificate of formation or limited liability company agreement, or any of their governing documents;

(vi) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (A) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting or approval period, (B) increase the risk in any material respect of any Governmental Entity entering an order prohibiting the consummation of the Merger, or (C) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

(vii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Parent Shares upon the exercise or settlement of any grants made under any Parent Stock Plan, that are outstanding on the date of this Agreement or permitted to be granted after the date of this Agreement pursuant to this Section 6.1(b)(vii)(C), in each case, in accordance with the terms of those grants; (B) any securities of a Parent Subsidiary to Parent or any other Subsidiary of Parent; or (C) any grants under the Parent Stock Plan in the ordinary course of business consistent with past practice; or

(viii) agree, authorize or commit to do any of the foregoing;

provided, however, that nothing contained in this Agreement, including this Section 6.1(b), shall limit or restrict MPLX, so long as any action taken by MPLX does not prevent, materially delay, materially impair or have a material adverse effect on the ability of Parent to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

(c) PBGC Coordination. From and after the date of this Agreement, the Company will notify Parent promptly of any notice or other communication received by the Company or any of its Subsidiaries from the PBGC regarding any defined benefit pension plan of the Company or any of its Subsidiaries. In the event of any such notice or communication, the Company will consult with Parent with respect to any communications with the PBGC or its representatives and will not enter into any Contract with the PBGC without Parent’s prior consent (which shall not be unreasonably withheld, delayed or conditioned).

(d) Interim Communications by the Company. Prior to making any written communications broadly disseminated to the employees of the Company or its Subsidiaries pertaining to compensation, benefit or other matters related to the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication and the Parties shall cooperate in providing any such mutually agreeable communication. Notwithstanding the foregoing, without prior consultation, the Company may disseminate information included in a written communication already approved for distribution by Parent.

6.2 Acquisition Proposals.

(a) No-Shop. Each of the Company and Parent agree that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries shall, and each shall cause its respective Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives (such Persons, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal, in the case of the Company, or any Parent Acquisition Proposal, in the case of Parent;

(ii) enter into, engage in, maintain, continue or otherwise participate in any discussions or negotiations with, or furnish or otherwise make available any non-public information or data to, any Person other than the other Parties, or any of their Affiliates or any of their respective Representatives (a “Third Party”) that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), in each case relating to, or as would reasonably be expected to lead to, a Company Acquisition Proposal or Parent Acquisition Proposal, respectively; or

(iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, memorandum of understanding or other Contract (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(b)) relating to, or that would reasonably be expected to lead to, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) (any of the foregoing, an “Alternative Acquisition Agreement”).

Each of the Company and Parent shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and/or its Representatives, with respect to any Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any inquiry, proposal or offer that would reasonably be expected to lead to, any Company Acquisition Proposal or Parent Acquisition Proposal, as the case may be, and shall promptly request that each Third Party to whom confidential information has been furnished or otherwise made available by or on behalf of such Party or any of its Subsidiaries within the 12 month period preceding the date of this Agreement in connection with, or for the purpose of evaluating, a Company Acquisition Proposal or Parent Acquisition Proposal, promptly return or destroy all such confidential information so furnished or otherwise made available; provided that, notwithstanding anything to the contrary in this Agreement, the Company or Parent, or any of their respective Representatives, may in any event (A) seek to clarify the terms and conditions of any inquiry or proposal to determine whether such inquiry or proposal constitutes a bona fide Company Acquisition Proposal (in the case of the Company) or a bona fide Parent Acquisition Proposal (in the case of Parent) and (B) inform a Third Party that makes a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, of the restrictions imposed by the provisions of this Section 6.2 (without conveying, requesting or attempting to gather any other information (except as otherwise specifically permitted hereunder)). Neither the Company nor Parent shall, and each shall cause its Subsidiaries not to, terminate, waive, amend, release or modify in any respect any standstill or other similar provision of any confidentiality agreement to which any of them is a party in connection with a Company Acquisition Proposal or Parent Acquisition Proposal, respectively, or other proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal or Parent Acquisition Proposal, and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such confidentiality agreements, including by seeking injunctions to prevent any known breaches of any such agreements and to enforce specifically the terms and provisions thereof, except in each case if such Party’s board of directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

(b) No-Shop Exception. Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, if (i) the Company receives a bona fide Company Acquisition Proposal, or Parent receives a bona fide Parent Acquisition Proposal, that, in either case, did not result from a breach by such Party or its Subsidiaries or Representatives of this Section 6.2, (ii) the board of directors of such Party determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal or Parent Acquisition Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal or Parent Superior Proposal, as applicable, and (iii) the board of directors of such Party determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law, then, before (but not after) the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, the Company or Parent, as applicable, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party making the Company Acquisition Proposal or Parent Acquisition Proposal and its Representatives regarding a Company Acquisition Proposal or Parent Acquisition Proposal and (B) furnish to such Third Party or its Representatives information, including non-public information, relating to, and afford access to the business, properties, assets, books and records of, such Party and any of its Subsidiaries, pursuant to an Acceptable Confidentiality Agreement; provided that such Party shall promptly provide to the other Parties any such information that is provided to any such Third Party which was not previously provided to or made available to such other Parties; provided, further, that such Party and its Subsidiaries shall, and shall cause their respective Representatives to, promptly (and in any event within 24 hours) following the time that such Party’s board of directors determines in good faith that such Company Acquisition Proposal (in the case of the Company’s board of directors) or Parent Acquisition Proposal (in the case of Parent’s board of directors) does not constitute and would not reasonably be expected to result in a Company Superior Proposal or Parent Acquisition Proposal, respectively, terminate such negotiations, discussion and information access.

(c) Restrictions on Changes of Recommendation. Subject to Section 6.2(d), Section 6.2(f) and Section 6.2(h), the board of directors of the Company and each committee thereof, on the one hand, and the board of directors of Parent and each committee thereof, on the other hand, shall not:

(i) (A) fail to include the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) in the Prospectus/Proxy Statement, (B) withhold or withdraw (or directly or indirectly qualify or modify in a manner adverse to the other Parties) the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) or its approval of this Agreement or the Merger or publicly propose to do so, (C) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by its board of directors of the type contemplated by Rule 14d-9(f) under the Exchange Act, or fail to recommend against acceptance of such a tender or exchange offer by the close of business on the earlier of (1) the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act and (2) the second Business Day prior to the Company Stockholders Meeting (in the case of the Company’s board of directors) or the Parent Stockholders Meeting (in the case of Parent’s board of directors), as the same may be postponed in accordance with Section 6.4(a)) (it being understood and agreed that such Party’s board of directors may take no position with respect to a Company Acquisition Proposal (in the case of the Company’s board of directors) or a Parent Acquisition Proposal (in the case of Parent’s board of directors) that is a tender offer or exchange offer during the period referred to in the applicable of clause (1) and clause (2) without such non-position constituting, in and of itself, an Adverse Company Recommendation Change or Adverse Parent Recommendation Change), (D) (except as permitted by Section 6.2(d)) adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any Company Acquisition Proposal (in the case of the Company’s board of directors) or the Parent Acquisition Proposal (in the case of Parent’s board of directors) or resolve or agree or publicly propose to take any such actions or (E) other than with respect to a tender offer or exchange offer, fail to publicly reaffirm the Company Recommendation (in the case of the Company’s board of directors) or the Parent Recommendation (in the case of Parent’s board of directors) within three Business Days following receipt of a written notice from Parent (in the case of the Company’s board of directors) or the Company (in the case of Parent’s board of directors), delivered after a Company Acquisition Proposal (in the case of the Company’s board of directors) or a Parent Acquisition Proposal (in the case of Parent’s board of directors) has become publicly known, which notice requests such reaffirmation (or, if earlier, the date that is two Business Days prior to the Company Stockholders Meeting (in the case of the Company’s board of directors) or the Parent Stockholders Meeting (in the case of Parent’s board of directors), as the same may be postponed in accordance with Section 6.4(a)) (each such action set forth in this Section 6.2(c) with respect to the Company’s board of directors being referred to herein as an “Adverse Company Recommendation Change”, and each such action set forth in this Section 6.2(c) with respect to Parent’s board of directors being referred to herein as an “Adverse Parent Recommendation Change”).

(ii) Except as expressly permitted by Section 6.2(d)(y), cause or permit such Party to enter into any Alternative Acquisition Agreement.

(d) Permitted Changes of Recommendation and Permitted Entry into Alternative Acquisition Proposals. Notwithstanding anything contained in this Section 6.2 to the contrary, if prior to the time, but not after, the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, (i) the Company or Parent receives a bona fide Company Acquisition Proposal (in the case of the Company) or bona fide Parent Acquisition Proposal (in the case of Parent) that did not result from a breach by the receiving Party of this Section 6.2 and (ii) the board of directors of the receiving Party determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) constitutes a Company Superior Proposal or Parent Superior Proposal, respectively, and that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law, then the board of directors of the receiving Party may, after complying with Section 6.2(f), (x) make an Adverse Company Recommendation Change (in the case of the

Company) or Adverse Parent Recommendation Change (in the case of Parent) or (y) (1) terminate this Agreement pursuant to Section 8.3(a) and pay the Termination Fee (if the receiving party is the Company) or (2) terminate this Agreement pursuant to Section 8.4(a) and pay the Reverse Termination Fee (if the receiving party is Parent), in the case of either clause (1) or (2), to enter into an Alternative Acquisition Agreement with respect to such Company Superior Proposal or Parent Superior Proposal, respectively.

(e) Certain Permitted Disclosure. In addition, nothing contained in this Section 6.2 shall prevent the Company or Parent or either of their boards of directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement (provided that neither the disclosing Party nor its board of directors may effect an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) unless permitted by Section 6.2(d) or Section 6.2(h)) or (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that if any disclosure made in reliance on this Section 6.2(e) does not reaffirm the Company Recommendation (in the case of the Company) or Parent Recommendation (in the case of Parent), such disclosure shall be deemed to be an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, respectively, and, in the case of an Adverse Company Recommendation Change, Parent shall have the right to terminate this Agreement as set forth in Section 8.4(b)(ii), and, in the case of an Adverse Parent Recommendation Change, the Company shall have the right to terminate this Agreement as set forth in Section 8.3(b)(ii).

(f) Match Rights. The board of directors of the Company, on the one hand, and the board of directors of Parent, on the other hand, shall not take any action set forth in Section 6.2(d) unless it has first:

(i) caused the Company (in the case of the Company’s board of directors) or Parent (in the case of the Parent’s board of directors), to provide the other Party at least four Business Days’ prior written notice of its intent to take either of the actions set forth in clause (x) or clause (y) of Section 6.2(d) (a “Notice of Superior Proposal”), which notice shall (A) state that the notifying Party has received a Company Superior Proposal or Parent Superior Proposal, as applicable, (B) specify the material terms and conditions of such Company Superior Proposal or Parent Superior Proposal, (C) identify the Person making such Company Superior Proposal or Parent Superior Proposal, and (D) enclose the most recent draft of any agreements intended to be entered into in connection with such Company Superior Proposal or Parent Superior Proposal (it being understood and agreed that the delivery of the notification contemplated by this clause (i) shall not, in and of itself, constitute an Adverse Company Recommendation Change or Adverse Parent Recommendation Change);

(ii) caused the notifying Party and its Representatives to negotiate, to the extent the other Party so wishes to negotiate, during such four Business Day period following delivery of the Notice of Superior Proposal (the “Notice Period”), in good faith with the other Party concerning any revisions to the terms of this Agreement and the Voting Agreement that the other Party wishes to propose in response to such Company Superior Proposal or Parent Superior Proposal; and

(iii) following the end of the Notice Period, determined in good faith after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal or Parent Acquisition Proposal continues to constitute a Company Superior Proposal or Parent Superior Proposal, respectively, after taking into account any changes to which the other Party has committed in writing to make to this Agreement and the Voting Agreement, and that the failure to take an action set forth in clause (x) or clause (y) of Section 6.2(d) would be inconsistent with its fiduciary duties under Delaware law; provided, however, that if, during the Notice Period, any revisions are made to the financial or other material terms of the Company Superior Proposal or Parent Superior Proposal that is the subject of such Notice of Superior Proposal, the notifying Party shall deliver to the other Party a new notice describing such revisions (and providing copies of the most recent draft of any agreements implementing such revisions) and shall comply with the requirements of clause (i) and clause (ii) of this Section 6.2(f) (except that the four Business Day Notice Period shall instead be a three Business Day Notice Period).

(g) Notice of Acquisition Proposals. Each of the Company and Parent shall notify the other promptly (but in no event later than 24 hours) after receipt by such Party (or any of its Representatives) of any Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any request for information relating to such Party or any of its Subsidiaries or for access to the business, properties, assets, books or records of such Party or any of its Subsidiaries, in each case by any Person that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), which notice shall include the material terms and conditions of any such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such Company Acquisition Proposal or Parent Acquisition Proposal and indicating the name of the Person making such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request, and thereafter the notifying Party shall keep the other Party reasonably informed, on a timely basis, of the status and material terms of any such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such Person or its Representatives (without prejudice to the restrictions set forth in Section 6.2(a) and the other provisions of this Section 6.2) and provide copies of all material written communications and draft documentation received relating to such Company Acquisition Proposal or Parent Acquisition Proposal.

(h) Intervening Event. Notwithstanding anything to the contrary in Section 6.2(c), the board of directors of the Company, on the one hand, and Parent, on the other hand, may at any time prior to (but not after) obtaining the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) effect an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, respectively, if (i) a Company Intervening Event (in the case of the Company) or Parent Intervening Event (in the case of Parent) occurs and (ii) the board of directors of the Company (in the case of a Company Intervening Event) or Parent (in the case of a Parent Intervening Event) determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) in response to such Company Intervening Event or Parent Intervening Event would be inconsistent with its fiduciary duties under Delaware law; provided that the board of directors of the Party in respect of which such Company Intervening Event (in the case of the Company) or Parent Intervening Event (in the case of Parent) has first (x) caused such Party to provide the other Party at least four Business Days’ prior written notice of its intent to effect such an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, which shall specify in reasonable detail the circumstances related to such determination, (y) caused such Party and its Representatives to negotiate, to the extent the other Party so wishes to negotiate, during such four Business Day period following delivery of such notice, in good faith with the other Party concerning any revisions to the terms of this Agreement that the other Party wishes to propose in response to such Company Intervening Event or Parent Intervening Event and (z) after complying with clause (x) and clause (y), determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an Adverse Company Recommendation Change (in the case of the Company) or Adverse Parent Recommendation Change (in the case of Parent) in response to such Company Intervening Event or Parent Intervening Event continues to be inconsistent with its fiduciary duties under Delaware law after taking into account any changes committed in writing to be made to this Agreement and the Voting Agreement by the other Party.

6.3 Proxy Filing; Information Supplied.

(a) Parent and the Company shall promptly and jointly prepare and file with the SEC the Prospectus/Proxy Statement relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (the “Prospectus/Proxy Statement”) in preliminary form, and Parent shall promptly prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in the Merger, which shall include the Prospectus/Proxy Statement (the “S-4 Registration Statement”). Parent and the Company each shall use its reasonable best efforts to have the Prospectus/Proxy Statement cleared by the SEC as promptly as practicable after such filing, and Parent shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after its filing (and keep the S-4 Registration Statement effective for so long as may be necessary to consummate the Merger), and promptly thereafter each of the Company and Parent shall mail their respective Prospectus/Proxy Statement to their respective stockholders. Each of the Parties shall promptly furnish to the other all non-privileged information concerning such Party that is required by applicable Law to be included in the Prospectus/Proxy Statement or the S-4 Registration Statement so as to enable Parent to file the S-4 Registration Statement and the Company and Parent to file the Prospectus/Proxy Statement. Each of the Company, Parent, Merger Sub 1 and Merger Sub 2 shall promptly correct any information provided by it or any of its Representatives for use in the Prospectus/Proxy Statement or the S-4 Registration Statement if and to the extent that such information is discovered by Company, Parent, Merger Sub 1 or Merger Sub 2, as applicable, to be or to have become false or misleading in any material respect. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Prospectus/Proxy Statement or the S-4 Registration Statement received by such Party from the SEC, including any request from the SEC for amendments or supplements thereto, and shall provide the other with copies of all other material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Prospectus/Proxy Statement and the S-4 Registration Statement or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall provide the other Party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other Party in connection with any such document or response. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Prospectus/Proxy Statement or the S-4 Registration Statement unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the S-4 Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent Shares for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meeting of stockholders of each of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(c) If at any time prior to the Requisite Company Vote and the Requisite Parent Vote, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either of the Prospectus/Proxy Statement or the S-4 Registration Statement, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the stockholders of each of the Company and Parent.

(d) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable Party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Prospectus/Proxy Statement and the S-4 Registration Statement.

6.4 Stockholders Meetings.

(a) The Company shall (i) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Prospectus/Proxy Statement or that the Company may commence mailing the Prospectus/Proxy Statement, duly call and give notice of, and commence mailing of the Prospectus/Proxy Statement to the holders of Company Shares as of the record date established for, a meeting of holders of the Company Shares (the “Company Stockholders Meeting”) to consider and vote upon the adoption of this Agreement and (ii) as soon as reasonably practicable (but in any event within 35 calendar days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (i) above, convene and hold the Company Stockholders Meeting; provided that the Company may adjourn or postpone the Company Stockholders Meeting to a later date to the extent the Company believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Company Shares within a reasonable amount of time in advance of the Company Stockholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Company Vote (including after commencement of a Company Acquisition Proposal that is a tender offer or exchange offer), provided that the Company Stockholders Meeting cannot be postponed by more than 11 Business Days pursuant to this clause (B) in connection with any individual commencement of a Company Acquisition Proposal that is a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (C) to ensure that there are sufficient Company Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (D) otherwise where required to comply with applicable Law. Subject to Section 6.2, the Company’s board of directors shall recommend the adoption of the Agreement at the Company Stockholders Meeting and, unless there has been an Adverse Company Recommendation Change permitted by and in accordance with Section 6.2(d) or Section 6.2(h), shall include the Company Recommendation in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such adoption.

(b) Parent shall (i) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Prospectus/Proxy Statement or that Parent may commence mailing the Prospectus/Proxy Statement, duly call and give notice of, and commence mailing of the Prospectus/Proxy Statement to the holders of Parent Shares as of the record date established for, a meeting of holders of the Parent Shares (the “Parent Stockholders Meeting”) (which record date shall be the same as the record date established by the Company for the Company Stockholders Meeting) to consider and vote upon (A) the issuance of Parent Shares in the Merger, (B) the Authorized Stock Charter Amendment, and (C) the Board Size Charter

Amendment and (ii) as soon as reasonably practicable (but in any event within 35 calendar days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (i) above, convene and hold the Parent Stockholders Meeting; provided that Parent may adjourn or postpone the Parent Stockholders Meeting to a later date to the extent Parent believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Parent Shares within a reasonable amount of time in advance of the Parent Stockholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Parent Vote (including after commencement of a Parent Superior Proposal that is a tender offer or exchange offer), provided that the Parent Stockholders Meeting cannot be postponed by more than 11 Business Days pursuant to this clause (B) in connection with any individual commencement of a Parent Acquisition Proposal that is a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (C) to ensure that there are sufficient Parent Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting or (D) otherwise where required to comply with applicable Law. Subject to Section 6.2, Parent’s board of directors shall recommend the approval of the issuance of Parent Shares in the Merger, the approval of the Authorized Stock Charter Amendment at the Parent Stockholders Meeting, the approval of the Board Size Charter Amendment at the Parent Stockholders Meeting and, unless there has been an Adverse Parent Recommendation Change permitted by and in accordance with Section 6.2(d) or Section 6.2(h), shall include the Parent Recommendation, the recommendation of the Authorized Stock Charter Amendment and the recommendation of the Board Size Charter Amendment in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such approval.

(c) Parent and the Company shall cooperate to schedule and convene the Parent Stockholders Meeting and the Company Stockholders Meeting on the same date and to establish the same record date for both the Parent Stockholders Meeting and the Company Stockholders Meeting. Notwithstanding any Adverse Company Recommendation Change or Adverse Parent Recommendation Change, unless this Agreement is terminated pursuant to Article VIII, (x) the adoption of this Agreement shall be submitted to the holders of the Company Shares at the Company Stockholders Meeting and (y) the approval of the issuance of Parent Shares in the Merger, the Authorized Stock Charter Amendment and the Board Size Charter Amendment shall be submitted to the holders of the Parent Shares at the Parent Stockholders Meeting.

(d) If either the Authorized Stock Charter Amendment or the Board Size Charter Amendment is approved at the Parent Stockholders Meeting, Parent shall cause such amendment to become effective prior to the Effective Date.

6.5 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including filing a Notice and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice pursuant to the HSR Act as promptly as reasonably practicable; provided, however, that (i) nothing in this Agreement, including this Section 6.5, will (and “reasonable best efforts” will in no event) require, or be construed to require, Parent to agree to or take any action (or consent to the Company or any Company Subsidiary agreeing to take, or taking, any action) that would constitute a Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” means any terms, conditions, liabilities, obligations or commitments that would obligate or require Parent, the Company or any of their respective Subsidiaries to (A) agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Subsidiaries or (B) agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or the Company’s ability to own or operate, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Subsidiaries, if doing so cause Parent or the Company to take, or cause to be taken, or commit to take, or commit to cause to be taken, any such action that relates to assets, businesses or product lines of the Company or of Parent representing, in the aggregate, Revenue in excess of $100,000,000. The Company and its Subsidiaries shall not take or agree to any of the actions set forth in clause (A) or clause (B) of the definition of “Burdensome Condition” without the prior written consent of Parent which, without limiting Parent’s obligations under this Section 6.5(b), may be granted or withheld in Parent’s sole discretion. To the extent Parent so requests in writing (and solely to the extent of such written request), the Company shall and shall cause its Subsidiaries to proffer, consent and/or agree to any of the matters referred to in clause (A) or clause (B) of the definition of “Burdensome Condition” to the extent such proffer, consent or agreement is conditioned on the occurrence of the Effective Time. Nothing in this Agreement shall require, or be construed to require, Parent or any of its Affiliates to defend litigation or any similar proceeding if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger. If Parent determines to defend any litigation or similar proceeding brought by the Federal Trade Commission or the Antitrust Division of the Department of Justice or any state attorney general in connection with their review (if any) of the Merger, Parent will promptly reimburse the Company for any reasonable and documented expenses and costs (including out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ involvement therewith The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act. The Company shall, at the request of Parent, on a one time basis, (i) agree to extend the waiting period with respect to the Merger under the HSR Act for up to a further 30 days and/or (ii) pull and promptly refile the Notice and Report Forms filed in respect of the Merger. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall cooperate in all matters with any Governmental Entity consistent with their obligations hereunder, it being understood that Parent shall have the right to lead such matters; provided that each Party shall permit the other Parties to review in advance, and to the extent practicable each of Parent and the

Company will consult with the other on and consider in good faith the views of the other in connection with, any proposed substantive communication to any Governmental Entity in connection with this Agreement or the transactions contemplated by this Agreement (including all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement (including the Prospectus/Proxy Statement). In exercising the foregoing rights, each of the Parties shall act reasonably and as promptly as practicable.

(b) Information. The Company and Parent each shall, upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement; provided, that the limitations set forth in the provisos to Section 6.7 shall apply to the Company’s and Parent’s obligations, mutatis mutandis. In addition, each of the Company and Parent shall use its reasonable best efforts to provide the information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Prospectus/Proxy Statement and the S-4 Registration Statement.

(c) Status.

(i) Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to such transactions. The Company and Parent each shall give prompt notice to the other of any change, fact or condition of which it becomes aware that would be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or any breach by such Party of its representations, warranties, covenants or agreements hereunder that would reasonably be expected to result in the failure of any condition to the other Party’s obligations to effect the Merger hereunder. Subject to Section 6.5(a), neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(ii) Without limiting the generality of Section 6.5(a) or Section 6.5(c)(i), the Company and Parent shall each promptly advise the other Party if it obtains knowledge of (A) any written notice or other written communication from any counterparty to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger (and provide a copy thereof) or (B) any written notice or other written communication from any other

Person alleging that the consent of such Person is or may be required in connection with the Merger (and provide a copy thereof). The Company shall notify Parent as promptly as practicable of any written notice or other written communication received after the date of this Agreement from any party to any Material Contract to the effect that such Party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any Subsidiary of the Company. Notwithstanding the foregoing, a Party’s failure to comply with this Section 6.5(c)(ii) (provided that such failure was not in bad faith) shall not constitute a failure of any condition set forth in Article VII to be satisfied, or otherwise provide any other Party the right not to effect the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right.

6.6 Taxation.

(a) The Parties intend to adopt this Agreement and the Merger as a plan of reorganization under Section 368(a) of the Code. Notwithstanding any other provision in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the contrary, each of the Parties shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to (i) not take any action that would reasonably be expected to prevent or impede the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) cooperate with one another in obtaining the opinion from the Opinion Issuer described in Section 7.3(c). Parent and the Company shall use commercially reasonable efforts to execute and deliver to the counsel of Parent and the Company officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by such counsel (each, a “Tax Representation Letter”) in connection with the delivery of the opinion described in Section 7.3(c) (in each case, only to the extent that Parent or Company, as the case may be, in good faith reasonably believes that it is able to make such representations truthfully).

(b) After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations.

6.7 Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent and Parent’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, shall (and shall cause its Subsidiaries to) furnish promptly to Parent (a) for each month following the date hereof and the Closing, internally generated unaudited monthly financial statements (in the form typically provided to the Company’s management), including cash flow statements and (b) all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent, Merger Sub 1 or Merger Sub 2 herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to permit any intrusive environmental sampling on any of the properties owned, leased or operated by it or any of its Subsidiaries or (iii) to disclose any privileged information of the Company or any of its Subsidiaries. Notwithstanding anything in this Section 6.7 to the contrary, the Company shall use reasonable best efforts to obtain any consents of third parties that are necessary to permit such access or make such disclosure and shall otherwise use reasonable best efforts to permit such access or disclosure, including pursuant to the use of “clean team” arrangements pursuant to which certain Representatives of Parent could be provided access to any such information. All requests for information made pursuant to this Section 6.7 shall be directed to the general counsel or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.8 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 calendar days after the Closing Date.

6.9 Publicity. The initial press release regarding the Merger shall be a joint press release, and thereafter, unless an Adverse Company Recommendation Change or an Adverse Parent Recommendation Change shall have occurred, and except with respect to press releases and other public statements in connection with Section 6.2 (to the extent expressly permitted pursuant to Section 6.2), the Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity. Notwithstanding the foregoing sentence, without prior consultation, each Party (a) may, subject to Section 6.2, communicate information that is not confidential information of any other Party with financial analysts, investors and media representatives in the ordinary course of business and in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate information included in a press release or other document already approved for external distribution by the other Parties.

6.10 Employee Benefits.

(a) For a period of one year following the Effective Time (the “Continuation Period”), the Parent will, or will cause the Surviving Corporation (or the Surviving Company) to, provide to each employee who is employed by the Company and its Subsidiaries on the Closing Date (each, a “Company Employee”) for so long as such Company Employee remains an employee of the Parent or the Surviving Corporation (or the Surviving Company) during the Continuation Period, (i) base salary or regular hourly wage and a target annual cash bonus opportunity that are, in the aggregate, no less favorable than the base salary or regular hourly wage and target annual cash bonus opportunity provided by the Company and its Subsidiaries to such

Company Employee immediately before the Effective Time, and (ii) severance, retirement and welfare benefits that are comparable in the aggregate to those provided by the Company and its Subsidiaries to such Company Employee immediately before the Effective Time; provided, however, that the requirements of this sentence shall not apply to Company Employees who are covered by a Company Labor Agreement.

(b) For purposes of vesting, eligibility to participate, benefit entitlement and level of benefits under the Parent Benefit Plans providing benefits to any Company Employees after the Effective Time as required pursuant to Section 6.10(a) (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time to the extent such service was recognized by the Company and its Subsidiaries under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, except to the extent such credit would result in a duplication of benefits. In addition, to the extent such Company Employee is eligible to participate in a New Plan pursuant to Section 6.10(a), and without limiting the generality of the foregoing, (i) Parent will use commercially reasonable efforts (including by directing its third party insurance providers or third party administrators) to waive any waiting time in any and all New Plans of the same type as any Company Benefit Plans in which such Company Employee participated immediately before the consummation of the transactions contemplated hereby (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent will use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time. Parent will use commercially reasonable efforts to cause the Company Employee to be given credit, under the applicable New Plan providing medical, dental, pharmaceutical and/or vision benefits, for amounts paid prior to the Effective Time during the year in which the Effective Time occurs under a corresponding Old Plan during the same period for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents as though such amounts had been paid in accordance with the terms and conditions of the New Plan.

(c) Parent acknowledges that the consummation of the Mergers shall be a “change in control” for purposes of the Company Benefit Plans and shall, or shall cause the Surviving Corporation (or Surviving Company) to, honor all employee benefit obligations to current and former employees under the Company Benefit Plans, including, for the avoidance of doubt, the Company Benefit Plans set forth on Section 6.10(c) of the Company Disclosure Letter, in accordance with their terms.

(d) If requested in writing by the Parent at least ten Business Days prior to the Effective Time, the Company will take (or cause to be taken) all actions necessary to terminate, effective no later than the Business Day immediately prior to the Effective Time, the Company’s 401(k) plan (the “Company 401(k) Plan”). In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the Business Day immediately preceding the Effective Time.

Parent shall permit each eligible Company Employee to become a participant in an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Subsidiaries (the “Parent 401(k) Plan”) and make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Company Employee from such plan to the Parent 401(k) Plan.

(e) Nothing in this Agreement, expressed or implied, will (i) confer upon any Company Employee or any other Person any right to continue in the employ or service of Parent, the Surviving Corporation (or the Surviving Company) or any Affiliate of Parent, or will interfere with or restrict in any way the rights of Parent, the Surviving Corporation (or the Surviving Company) or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or any Person at any time for any reason whatsoever, with or without cause, (ii) constitute an amendment to any Company Benefit Plan or any employee benefit or compensation plan of Parent or any of its Affiliates, (iii) obligate Parent, the Surviving Corporation (or the Surviving Company) or any Affiliate of Parent to maintain any particular compensation or benefit plan, program arrangement, policy or contract, or (iv) prevent Parent, the Company, or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 will create any third party beneficiary rights in any current or former service provider of the Company or its Affiliates, or any beneficiaries, dependents, or collective bargaining representative thereof, or in any other Person.

6.11 Election to Parent’s Board of Directors. Promptly after the Effective Time, Parent shall increase the size of its board of directors in order to cause four current members of the Company’s board of directors who will be identified by the Company between the date hereof and prior to the Closing Date (the “New Parent Directors”) to be appointed to Parent’s board of directors on the Closing Date in director classes to be agreed by the Parties between the date hereof and the Closing Date and, subject to fiduciary obligations under applicable Law, shall use its reasonable best efforts to cause such individuals to be elected to the board of directors of Parent in accordance with Parent’s certificate of incorporation or by-laws or other governing documents at the first annual meeting of stockholders of Parent at which such director is eligible for election with a proxy mailing date after the Effective Time. If the Board Size Charter Amendment is not duly approved by the holders of Parent Shares at a stockholders’ meeting duly called and held for such purpose, at the Effective Time Parent shall cause a sufficient number of members of Parent’s board of directors to resign as directors of Parent so as to allow all of the New Parent Directors to be appointed to Parent’s board of directors.

6.12 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense, except (a) that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company and (b) as otherwise expressly set forth in this Agreement.

6.13 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent will and will cause the Surviving Corporation to (including by Parent providing sufficient funds to the Surviving Corporation or the applicable Subsidiary) indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries and each other Person who, at the request or for the benefit of the Company or any of its Subsidiaries, is or was previously serving as a director or officer, MLP employee or fiduciary of any other Person or any benefit plan of the Company or any benefit plan of any of the Company’s Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or the applicable Subsidiary of the Company would have been permitted under Delaware law and under its certificate of incorporation or by-laws or other governing documents in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Corporation shall also advance fees, costs and expenses (including attorney’s fees and disbursements) as incurred to the fullest extent permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Person is not entitled to indemnification hereunder or thereunder).

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.

(c) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and by-laws (or in such documents of any successor to the business of the Surviving Corporation (including, for clarity the Surviving Company, if applicable)) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Party in effect as of (and disclosed to Parent prior to) the date hereof, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Party thereunder

(d) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 6.13(d) of the Company Disclosure Letter. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than that provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date of this Agreement), provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the annual premium of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation (including, for clarity, the Surviving Company, if applicable) shall assume all of the obligations set forth in this Section 6.13.

(f) The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(g) The rights of the Indemnified Parties under this Section 6.13 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.14 Company Debt Arrangements.

(a) From the date hereof through the Effective Time, at Parent’s written request, the Company shall use its reasonable best efforts to cooperate with, and provide all reasonable assistance to, Parent in connection with any steps Parent may, in its sole discretion, determine are necessary or desirable to take in order for Parent to terminate, retire or repay, effective at or after the Effective Time, some or all amounts outstanding under or commitments issued pursuant to any or all Company Credit Agreements, which cooperation and assistance shall include, arranging for the repayment or prepayment by Parent or any of Parent’s Subsidiaries of any amounts outstanding under any Company Credit Agreement on or after the Closing Date (and in connection therewith, obtaining the termination of all commitments under and the release of all guarantees and liens with respect thereto), provided that the consummation of any such repayment or prepayment shall be contingent upon the occurrence of the Merger unless otherwise agreed by the Company.

(b) The Company shall use its reasonable best efforts to timely make all notices, and timely take all such other actions, required to be made by it pursuant to each Company Credit Agreement in connection with this Agreement and/or any of the transactions contemplated hereby.

(c) All documentation prepared by the Company, the Company’s Subsidiaries and/or the Representatives of any of the foregoing in connection with this Section 6.14 shall be subject to the prior review, comment and approval of Parent.

(d) This Section 6.14 shall be subject to Sections 6.17(a), 6.17(b) and 6.17(c).

6.15 Other Actions by the Company and Parent.

(a) Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement or the Voting Agreement, each of Parent and the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Voting Agreement and otherwise act to eliminate (or to the extent elimination is not possible, minimize) the effects of such statute or regulation on such transactions.

(b) Dividends. The Company and Parent shall coordinate the declaration, fixing of record dates, and setting of payment dates of dividends on Company Shares and Parent Shares, to the extent to be declared by the respective Company and Parent boards of directors, so that holders of Company Shares do not receive dividends on both Company Shares and Parent Shares (once received in the First Merger) in respect of any calendar quarter or fail to receive a dividend on one of either of Company Shares or Parent Shares (once received in the First Merger) in respect of any calendar quarter.

(c) Section 16 Matters. The board of directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the disposition of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares, (ii) the conversion of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares into Parent Shares or other derivative securities with respect to Parent Shares, as the case may be, and (iii) the acquisition of Parent Shares or other derivative securities with respect to Parent Shares as the case may be, pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

(d) The Company agrees that, from and after January 1, 2018 and prior to the Effective Time, neither the Company nor any of its Subsidiaries (other than the MLP) shall (i) file any registration statement (other than on Form S-8) or (ii) consummate any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

6.16 Litigation. The Company shall control the defense and settlement of any litigation or other legal proceedings against the Company or any of its directors relating to this Agreement, the Merger or other transactions contemplated by this Agreement; provided that the Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar Persons by any stockholder of the Company relating to this Agreement the Merger, or any other transaction contemplated hereby without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed.

6.17 Financing.

(a) The Company shall use and cause its Subsidiaries to use its and their reasonable best efforts to cause its and their respective officers, directors, employees, accountants, consultants, investment bankers, agents and other non-legal advisor and Representatives to provide to Parent all cooperation as is reasonably requested by Parent in connection with arranging, obtaining and syndicating any financing or refinancing transactions undertaken by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement, including the termination, retirement, repayment, defeasing, restructuring, exchange, amendment (including pursuant to a consent solicitation), repurchase or redemption of some or all amounts issued pursuant to any or all Company Indentures (the “Financing”), including using reasonable best efforts with respect to (i) promptly furnishing Parent and any of its financing sources with (A) such financial statements, financial data, audit reports and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including providing assistance to Parent in Parent’s preparation of pro-forma financial information) for registered offerings of debt securities, such financial statements to include audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows and related notes thereto of the Company, for the three fiscal years most recently ended at least 60 days prior to the Closing Date and unaudited consolidated balance sheets and related statements of income, cash flows and related notes thereto of the Company, for each subsequent fiscal quarter (excluding the fourth quarter of any fiscal year) ended at least 40 days prior to the Closing Date, in each case, with comparative financial information for the equivalent period of the prior year (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722); (B) information regarding the Company and its Subsidiaries customarily included in information memoranda and other syndication materials for revolving and term loan facilities, and (C) draft comfort letters (including negative assurance comfort) to be provided by the independent auditors of the Company that can be provided in final form on any date during the relevant period (collectively, the “Required Information”), (ii) making senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one meetings or conference calls with the parties acting as agents, arrangers or underwriters for, and prospective lenders or other providers of, the Financing), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions, (iii) assisting Parent and any of its financing sources in (A) the preparation of (x) offering documents, private placement memoranda, prospectuses, prospectus supplements, registration statements, syndication documents and materials including information memoranda, lender and investor presentations and other marketing documents (including “public side” versions thereof), and similar documents, and (y) materials for rating agency presentations and (B) the conduct of any field examination and inventory appraisals, and the preparation of any related reports, in connection with any portion of the Financing in the form of an asset-based credit facility, (iv) cooperating with the marketing efforts of Parent and any of its financing sources, including, to the extent applicable, obtaining and providing representation and authorization letters and arranging for customary auditor consents for use of the Required Information and other financial data in the marketing documentation, (v) assisting in obtaining corporate and facility credit ratings, (vi) using reasonable best efforts to cause the independent accountants and local and internal counsel of the Company to provide assistance to Parent including participating in accounting due diligence sessions and assistance in connection with providing customary review of interim financial statements as provided in Statement on Auditing Standards No. 100, comfort letters (which comfort letters shall not address or opine on the preliminary financial information included in any Recent Developments Section) and opinions of counsel (including providing customary back-up certificates), (vii) providing, at least four Business Days prior to Closing, information required in connection with the financing by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 (to the extent such information is requested at least ten days before the Effective Date); (viii) assist Parent, as reasonably requested, in (1) commencing offers to purchase, redeem or exchange, and conducting consent solicitations (including the Company conducting any such consent solicitation) with respect to, any or all of the outstanding series of notes of the Company (the “Company Notes”), on such terms and conditions, including pricing terms and amendments to the terms and provisions of the applicable indenture, that are specified, from time to time, by Parent (each, a “Debt Offer” and collectively, the “Debt Offers”) and which are permitted by the terms of such Company Notes, the applicable indentures and applicable Law, (2) using commercially reasonable efforts to cause the applicable trustee to agree to proceed with the redemption or repurchase of, or amendment to, each series of Company Notes specified by Parent, and conducted pursuant to their terms, (3) waiving any conditions to the Debt Offers as may be reasonably requested by Parent that may be legally waived and may be waived under the terms of the applicable indenture (and not, without the written consent of Parent, waiving any condition to the Debt Offers or making any changes to the Debt Offers unless required by the applicable indenture or by Law), (4) in connection with any consent solicitations, assuming the applicable requisite consents are received, executing (and using reasonable best efforts to cause the applicable trustee to execute) supplemental indentures to the applicable indenture promptly after the requisite consents are obtained, provided that such supplemental indentures will not become operative prior to the Effective Time, (5) upon the request of Parent, extending the offer period and/or consent period applicable to a Debt Offer to a date selected by Parent in accordance with the terms of the applicable indenture and Debt Offer; provided (1) that in no event will the Company be required to commence or settle any Debt Offer or make any consent payment prior to the Effective Time, unless Parent has agreed to fund the settlement of the Debt Offer and make any consent payment therewith (which obligation shall survive any termination of this Agreement), including pursuant to the Financing, to satisfy any obligations of the Company to the Company’s debt holders that may arise as a result of such Debt Offer, (2) the dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Offers will be selected mutually by Parent and the Company and (3) all documentation for the Debt Offers shall comply with all applicable laws and regulations (including any rules and regulations of the SEC); and (ix) assisting in the negotiation and preparation of, any credit agreement, indenture, note, purchase agreement, underwriting agreement, guarantees, security agreements, customary closing certificates and other certificates, letters and documents as may be reasonably requested by Parent, in each case contemplated in connection with the Financing.

(b) Notwithstanding Section 6.14 or this Section 6.17 or any other sections in this Agreement to the contrary, the actions contemplated in Section 6.14 and this Section 6.17, or under any other provision of this Agreement with respect to the Financing or the arrangements contemplated by Section 6.14, do not and shall not (i) require such cooperation to the extent it would require the Company, any of its Subsidiaries, or any of its or their respective Representatives to waive, modify or amend any terms of this Agreement, incur any actual or potential liabilities (of any kind), pay any fees, reimburse any expenses, or provide any indemnity, or enter into any definitive agreement (other than customary authorization and representation letters or as specifically provided in clause (a) above), in each case, with respect to any financing or refinancing or any cooperation provided pursuant to Section 6.14 or this Section 6.17, in each case of the foregoing prior to the Closing that is not contingent on the Closing or which Parent is not obligated to reimburse or indemnify the Company or its Subsidiaries under this Agreement, or take any actions that would cause the Company or any of its Subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing, (ii) require such cooperation from the Company, any of its Subsidiaries, or any of its or their respective Representatives to the extent it would reasonably be expected to materially interfere with the ongoing operations of the Company or any of its Subsidiaries, (iii) involve any binding commitment by the Company, any of its Subsidiaries, or any of its or their respective Representatives (other than customary authorization and representation letters) which commitment is not conditioned on the Closing and does not terminate without liability to the Company, any of its Subsidiaries, or any of its or their respective Representatives upon the termination of this Agreement, (iv) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to be the issuer of any securities or issue, file or furnish any offering document or file any registration statement, prospectus or prospectus supplement prior to Closing or require the Company, any of its Affiliates, or any of its or their respective Representatives to enter into or approve any financing or refinancing or purchase agreement for any financing prior to the Closing, (v) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged and disclosure of which would result in a loss of privilege, (vi) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to take any action that will conflict with or violate the organizational documents of such person or any applicable Law or legal proceeding, (vii) require any officer, director or employee of the Company or any of its Subsidiaries to deliver or be required to deliver any certificate or take any other action pursuant to Section 6.14 or this Section 6.17 to the extent any such action would reasonably be expected to result in personal liability to such officer, director or employee, other than customary authorization letters or similar letters, (viii) require the Company, any of its Subsidiaries, or any of its or their respective Representatives prior to Closing to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any financing, or any other person with respect to any actions under this Section 6.17, as to the solvency of the Company, any of its Subsidiaries, or any of its or their respective Representatives, or to deliver or require to be delivered any solvency or similar certificate or (ix) seek any amendment, waiver, consent or other modification under any Company Credit Agreement or any Company Indenture (except for any transaction with respect to Company Indentures contemplated by Section 6.17(a)). Furthermore if, at any time prior to the completion of the Debt Offers, any information in the Debt Offers should be discovered by Parent, on the one hand, or the Company, on the other, which should be set forth in an amendment or supplement thereto, so that they shall not contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party in writing, and an appropriate amendment or supplement describing such information shall be disseminated.

(c) Parent shall indemnify and hold harmless the Company, its Subsidiaries, and their respective Representatives from, against and in respect of any losses, liabilities, damages, claims, costs, expenses, interest, awards, judgments or penalties, of any kind (“Losses”), imposed on, sustained, incurred or suffered by, or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from any cooperation requested by Parent pursuant to Section 6.14 or this Section 6.17, and/or the provision of information utilized in connection therewith (other than arising from information provided by the Company and its Subsidiaries used in a manner agreed to by the Company) to the fullest extent permitted by applicable Law, except to the extent such Losses arise out of the gross negligence, bad faith, fraud or willful misconduct of the Company or any of its Subsidiaries or any of its or their respective Representatives. Parent shall from time to time (and upon request by the Company) promptly reimburse the Company for any reasonable and documented out-of-pocket expenses and costs (including reasonable out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ obligations under Section 6.14 or this Section 6.17 (provided that such reimbursement shall not include general auditor and legal expenses the Company would have incurred regardless of whether cooperation was requested pursuant to Section 6.14 or this Section 6.17). This Section 6.17(c) shall survive the Effective Time or earlier termination of this Agreement. Subject to Parent’s indemnification obligations under this Section 6.17, the Company hereby consents to the use of all of its and its Subsidiaries’ corporate logos in connection with the initial syndication or marketing of any financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage, in any respect, the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(d) Notwithstanding anything to the contrary herein, any breach by the Company or its Subsidiaries of their obligations under Section 6.14 or this Section 6.17 (other than a material and deliberate breach thereof) shall not constitute a breach of this Agreement for any purpose or a breach for purposes of Article VIII or a breach of the condition precedent set forth in Section 7.2(b) hereof.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Company Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and by-laws of the Company, and the issuance of Parent Shares pursuant to the Merger shall have been duly approved by the holders of Parent Shares constituting the Requisite Parent Vote.

(b) NYSE Listing. The Parent Shares issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(c) Regulatory Consents. The waiting period under the HSR Act applicable to the consummation of the Merger and the other transactions contemplated by this Agreement shall have expired or been terminated and any approvals, notices or other requirements under the other Antitrust Laws set forth on Schedule 7.1(c) shall have been obtained or satisfied, as applicable, in each case, without the imposition of or requirement to agree to, any terms, conditions, liabilities, obligations or commitments that, individually or in the aggregate, constitute a Burdensome Condition.

(d) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable Law, (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

(e) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued (and not rescinded), and no proceedings for that purpose shall be pending before the SEC.

7.2 Conditions to Obligations of Parent, Merger Sub 1 and Merger Sub 2. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 5.1 (other than Section 5.1(a) (first sentence) (Incorporation), Section 5.1(b)(i) (Company Capitalization), Section 5.1(b)(ii) (MLP Capitalization), Section 5.1(c) (Corporate Authority, Approval and Fairness),

Section 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(f)(ii) (Absence of Certain Changes), Section 5.1(j) (Takeover Statutes), and Section 5.1(t) (Brokers and Finders)) shall be true and correct (without regard to “materiality”, “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Company Material Adverse Effect, (ii) Section 5.1(b)(i) (Company Capitalization) and Section 5.1(b)(ii) (MLP Capitalization) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for such inaccuracies as would not in the aggregate be material in amount or effect, (iii) Section 5.1(f)(ii) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date and time and (iv) Section 5.1(a) (first sentence) (Incorporation), Section 5.1(c) (Corporate Authority, Approval and Fairness), Section 5.1(d)(ii)(A) (Non-Contravention), Section 5.1(j) (Takeover Statutes) and Section 5.1(t) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date). Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with, in all material respects, all of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in (i) Section 5.2 (other than Section 5.2(a) (first sentence) (Incorporation), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority; Approval), Section 5.2(d)(ii)(A) (Non-Contravention), Section 5.2(f)(ii) (Absence of Certain Changes) and Section 5.2(j) (Brokers and Finders)), shall be true and correct (without regard to “materiality”, “Parent Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 5.2(f)(ii) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date and time, (iii) Section 5.2(a) (first sentence) (Incorporation), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority, Approval and Fairness), Section 5.2(d)(ii)(A) (Non-Contravention) and Section 5.2(j) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date). The Company shall have received at the Closing a certificate signed on behalf of Parent, Merger Sub 1 and Merger Sub 2 by an executive officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent, Merger Sub 1 and Merger Sub 2. Each of Parent, Merger Sub 1 and Merger Sub 2 shall have performed and complied with, in all material respects, all of their respective obligations under this Agreement required to be performed or complied with by them at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent, Merger Sub 1 and Merger Sub 2 by an executive officer of Parent to such effect.

(c) Opinion as to Tax Treatment. The Company shall have received an opinion of Sullivan & Cromwell LLP (or another nationally recognized law firm selected by the Company) (the “Opinion Issuer”) substantially to the effect that (i) for U.S. federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code (the “Tax Opinion”).

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either of the Requisite Company Vote and the Requisite Parent Vote, by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either of the Requisite Company Vote and the Requisite Parent Vote, by action of the board of directors of either Parent or the Company if:

(a) the First Merger shall not have been consummated by April 29, 2019 (the “End Date”);

(b) the adoption of this Agreement by the stockholders of the Company shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(c) the approval by Parent’s stockholders of the issuance of Parent Shares shall not have been obtained at the Parent Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(d) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

The right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to, or the occurrence of, the consummation of the First Merger.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of the Company:

(a) solely prior to the time the Requisite Company Vote is obtained, in order for the Company to enter into an Alternative Acquisition Agreement providing for the consummation of a Company Superior Proposal in compliance with Section 6.2(d)(y) (after having fully complied with Section 6.2, including Section 6.2(f), in respect of such Company Superior Proposal); provided that the Company pays the Termination Fee prior to or concurrently with the termination of this Agreement; or

(b) at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, if

(i) an Adverse Parent Recommendation Change shall have occurred;

(ii) there has been a breach of any representation, warranty, covenant or agreement made by Parent, Merger Sub 1 or Merger Sub 2 in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by the Company to Parent and (y) the fifth Business Day prior to the End Date; or

(iii) if Parent has materially breached any covenant contained in Section 6.2 and such breach is not curable or, if curable, is not cured within the earlier of (x) 10 days after written notice thereof is given by the Company to Parent and (y) the fifth Business Day prior to the End Date.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent:

(a) solely prior to the time the Requisite Parent Vote is obtained, in order for Parent to enter into an Alternative Acquisition Agreement providing for the consummation of a Parent Superior Proposal in compliance with Section 6.2(d)(y) (after having fully complied with Section 6.2, including Section 6.2(f), in respect of such Parent Superior Proposal); provided that Parent pays the Reverse Termination Fee prior to or concurrently with the termination of this Agreement; or

(b) at any time prior to the Effective Time, whether before or after the Requisite Parent Vote is obtained, if

(i) if an Adverse Company Recommendation Change shall have occurred;

(ii) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by Parent to the Company and (y) the fifth Business Day prior to End Date; or

(iii) if the Company has materially breached any covenant contained in Section 6.2 and such breach is not curable or, if curable, is not cured within the earlier of (x) 10 days after written notice thereof is given by Parent to the Company and (y) the fifth Business Day prior to the End Date.

8.5 Effect of Termination and Abandonment. (a) Except as otherwise provided in this Section 8.5, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any Party of any liability or damages to the other Party resulting from any deliberate material breach of this Agreement, (ii) the provisions set forth in Section 6.5(a) (fourth to last sentence), Section 6.17(b), this Section 8.5 and Article IX (other than the first sentence of Section 9.1 and Section 9.5(c)) shall survive termination of this Agreement.

(b) Payment of Termination Fee by the Company.

(i) If this Agreement is terminated (x) by Parent pursuant to Section 8.4(b)(i) (Adverse Company Recommendation Change), Section 8.4(b)(ii) (Company Breach) following a material breach of the first sentence of Section 6.3(a) or Section 6.4(a) by the Company or its Representatives, or Section 8.4(b)(iii) (Company Breach of No Shop) or (y) by the Company pursuant to Section 8.3(a) (Company Signs Alternative Acquisition Agreement), then the Company shall pay to Parent, by wire transfer of immediately available funds, $600,000,000 (the “Termination Fee”), (A) within two Business Days after such a termination of this Agreement by Parent and (B) immediately before and as a condition to such termination in the case of such a termination by the Company.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) (End Date) or Section 8.2(b) (Company No Vote), or by Parent pursuant to Section 8.4(b)(ii) (Company Breach) (other than due to a material breach of the first sentence of Section 6.3(a) or Section 6.4(a) by the Company or its Representatives), (B) a Company Acquisition Proposal shall have been publicly announced after the date of this Agreement and not publicly unconditionally withdrawn prior to, with respect to termination pursuant to Section 8.2(a) (End Date) or Section 8.4(b)(ii) (Company Breach), the date of such termination, and with respect to termination pursuant to Section 8.2(b) (Company No Vote), the Company Stockholders Meeting and (C) within 12 months following the date of such termination (1) the Company board of directors shall have recommended that stockholders vote in favor of, or tender into, a Company Acquisition Proposal, (2) the Company shall have entered into an Alternative Acquisition Agreement providing for the consummation of a Company Acquisition Proposal or (3) a Company Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Company Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in cash in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Termination Fee (net of the amount, if any, that has previously been paid to the Company pursuant to Section 8.5(b)(iii).

(iii) Without prejudice to the payment of the Termination Fee pursuant to Section 8.5(b)(ii), if this Agreement is terminated by Parent or the Company pursuant to Section 8.2(b), the Company shall pay to Parent, in cash in immediately available funds, an amount equal to all documented out-of-pocket costs and expenses incurred by Parent, Merger Sub 1 and Merger Sub 2 in connection with this Agreement and the transactions contemplated hereby, including attorney’s fees, not in excess of $75 million, (A) within two Business Days after such a termination of this Agreement by Parent and (B) immediately before and as a condition to such termination in the case of such a termination by the Company.

(iv) The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee or reimbursement of expenses set forth in this Section 8.5(b) or any portion of such amounts, the Company shall pay to Parent and Merger Sub their costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee, at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made, from the date such payment was required to be made through the date of payment.

(c) Payment of Reverse Termination Fee by Parent.

(i) If this Agreement is terminated (x) by the Company pursuant to Section 8.3(b)(i) (Adverse Parent Recommendation Change), Section 8.3(b)(ii) (Parent Breach) following a material breach the first sentence of Section 6.3(a) or Section 6.4(b) by Parent or its Representatives, or Section 8.3(b)(iii) (Parent Breach of No Shop) or (y) by Parent pursuant to Section 8.4(a) (Parent Signs Alternative Acquisition Agreement), then Parent shall pay to the Company, by wire transfer of immediately available funds, $800,000,000 (the “Reverse Termination Fee”), (A) within two Business Days after such a termination of this Agreement by the Company and (B) immediately before and as a condition to such termination in the case of such a termination by Parent.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) (End Date) or Section 8.2(c) (Parent No Vote), or by the Company pursuant to Section 8.3(b)(ii) (Parent Breach) (other than due to a material breach of the first sentence of Section 6.3(a) or Section 6.4(b) by Parent or its Representatives), (B) a Parent Acquisition Proposal shall have been publicly announced after the date of this Agreement and not publicly unconditionally withdrawn prior to, with respect to termination pursuant to Section 8.2(a) (End Date) or Section 8.3(b)(ii) (Parent Breach), the date of such termination, and with respect to termination pursuant to Section 8.2(c) (Parent No Vote), the Parent Stockholders Meeting and (C) within 12 months following the date of such termination (1) Parent’s board of directors shall have recommended that stockholders vote in favor of, or tender into, a Parent Acquisition Proposal, (2) shall have entered into an Alternative Acquisition Agreement providing for the consummation of a Parent Acquisition Proposal or (3) a Parent Acquisition Proposal shall have been consummated, then Parent shall pay to the Company in cash in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Termination Fee (net of the amount, if any, that has previously been paid to the Company pursuant to Section 8.5(c)(ii)).

(iii) Without prejudice to the payment of the Reverse Termination Fee pursuant to Section 8.5(c)(iii), if this Agreement is terminated by Parent or the Company pursuant to Section 8.2(c) (Parent No Vote), Parent shall pay to the Company, in cash in immediately available funds, an amount equal to all documented out-of-pocket costs and expenses incurred by Parent, Merger Sub 1 and Merger Sub 2 in connection with this Agreement and the transactions contemplated hereby, including attorney’s fees, not in excess of $75 million (A) within two Business Days after such a termination of this Agreement by the Company and (B) immediately before and as a condition to such termination in the case of such a termination by Parent.

(iv) Parent acknowledges that the agreements contained in this Section 8.5(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the amount due pursuant to this Section 8.5(c), and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the fee or reimbursement of expenses set forth in this Section 8.5(c) or any portion of such amounts, Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(d) Exclusive Remedy. The Parties agree and understand that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion (provided that the Company may be required to pay a portion of the Termination Fee in the circumstances set forth in Section 8.5(b)(iii) and the remainder of the Termination Fee in the circumstances set forth in Section 8.5(b)(ii)), (ii) in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion (provided that Parent may be required to pay a portion of the Reverse Termination Fee in the circumstances set forth in Section 8.5(c)(iii) and the remainder of the

Reverse Termination Fee in the circumstances set forth in Section 8.5(c)(i)) and (iii) if Parent receives the full amount of the Termination Fee from the Company in the circumstances described in Section 8.5(b) or the Company receives the full amount of the Reverse Termination Fee from Parent in the circumstances described in Section 8.5(c), such payment shall be the sole and exclusive remedy of the receiving Party against the paying Party and its Subsidiaries and their respective former, current or future partners, stockholders, managers, members, Affiliates and Representatives and none of the paying Party, any of its Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates, or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX and the agreements of the Company, Parent, Merger Sub 1 and Merger Sub 2 contained in Article II, Article III, Article IV, Section 6.8 (Stock Exchange Listing and Delisting), Section 6.10 (Employee Benefits), Section 6.12 (Election to Parent’s Board of Directors), Section 6.12 (Expenses), Section 6.13 (Indemnification; Directors’ and Officers’ Insurance) and Article IX shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the Parties, by action of the board of directors of the respective Parties; provided that after the Requisite Company Vote or Requisite Parent Vote has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the stockholders of Parent, respectively, under applicable Law without such approval having first been obtained.

9.3 Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION. The Parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Voting Agreement and of the documents referred to in this Agreement and the Voting Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement, the Voting Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE VOTING AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE VOTING AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE VOTING AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED TO SUCH PARTY, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE VOTING AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, without the necessity of proving the inadequacy of money damages as a remedy (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such Party is entitled at Law or in equity. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.5(c), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, including, subject to Section 8.5(d), monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5(c) are not available or otherwise are not granted and (y) nothing contained in this Section 9.5(c) shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.5(c) before exercising any termination right under Article VIII (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 9.5(c) or anything contained in this Section 9.5(c) restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.6 Notices. Any notice, request, instruction or other document or communication to be given to any Party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

if to Parent, Merger Sub 1 or Merger Sub 2:

Marathon Petroleum Corporation

539 South Main Street

Findlay, OH 45840

Attn: General Counsel

Email: sgagle@marathonpetroleum.com

Fax: (419) 422-9223

(with a copy, which shall not constitute notice, to)

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Attn:     James P. Dougherty

             Lyle G. Ganske

             Benjamin L. Stulberg

Email:  jpdougherty@jonesday.com

             lganske@jonesday.com

             blstulberg@jonesday.com Fax: (216) 579-0212

if to the Company:

Andeavor

19100 Ridgewood Pkwy

San Antonio, TX 78259

Attn: General Counsel

Email: kim.rucker@andeavor.com

Fax: (210) 745-4494

(with a copy, which shall not constitute notice, to)

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attn.:    Frank Aquila

             Audra D. Cohen

Email:  aquilaf@sullcrom.com

             cohena@sullcrom.co

mFax: (212) 558-3588

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Voting Agreement, the Parent Disclosure Letter and the Confidentiality Agreement, dated August 15, 2017, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter of this Agreement. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB 1, MERGER SUB 2 OR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8 No Third Party Beneficiaries. Except as provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), Parent, Merger Sub 1, Merger Sub 2 and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties further agree that the rights of third party beneficiaries under Section 6.13 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the

Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires Merger Sub 1, Merger Sub 2 or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub 1, Merger Sub 2 or such other Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.11 Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. The defined terms contained in this Agreement are applicable to the singular, as well as to the plural, forms of such terms. References to any statute, rule, regulation, law or Law shall be deemed to refer to all applicable Laws as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, in accordance with its terms. References to any Person include the successors and permitted assigns of that Person. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”.

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c) Each Party has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.12 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent (a) will be entitled to assign this Agreement to any Affiliate of Parent or (b) may designate, by written notice to the Company, (i) another wholly owned direct or indirect Subsidiary that is a Delaware corporation in lieu of Merger Sub 1, in which event all references herein to Merger Sub 1 shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub 1 as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation or (ii) another wholly owned direct or indirect Subsidiary that is a Delaware limited liability company in lieu of Merger Sub 2, in which event all references herein to Merger Sub 2 shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub 2 as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that no such designation shall relieve any such Person of its obligations hereunder, (i) impose any additional or incremental non-de minimis obligation, or otherwise have any non-de minimis adverse effect, on the Company or any of its stockholders, or (ii) impede or delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of the Company or the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

ARTICLE X

CERTAIN DEFINITIONS

10.1 Definitions. For the purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company or Parent party thereto than those contained in the Confidentiality Agreement that are applicable to the Company (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that the other Party is, concurrently with the entry by a Party or any of its Subsidiaries into such confidentiality agreement, released from any “standstill” and other similar obligations in the Confidentiality Agreement).

“Affiliate” means, when used with respect to any Party, any Person who is an “affiliate” of that Party within the meaning of Rule 405 promulgated under the Securities Act.

“Anti-Corruption Laws” means, with respect to any Person, the U.S. Foreign Corrupt Practices Act of 1977 and any other similar Laws applicable to such Person or any of its Subsidiaries regarding corruption, commercial bribery or the use of funds for political activity.

“Authorized Stock Charter Amendment” means an amendment to Parent’s certificate of incorporation to increase the authorized number of Parent Shares by the affirmative vote, at a stockholders’ meeting duly called and held for such purpose, of the majority of Parent Shares outstanding and entitled to vote thereon.

“Board Size Charter Amendment” means an amendment to Parent’s certificate of incorporation to increase the maximum number of directors permitted to serve on the board of directors of Parent from twelve (12) to fourteen (14) by the affirmative vote, at a stockholders’ meeting duly called and held for such purpose, of at least 80% of Parent Shares outstanding and entitled to vote thereon.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time), other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

“Company Acquisition Proposal” means (a) any proposal or offer from any Third Party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company and/or any of its Subsidiaries with respect to assets that constitute 15% or more of the assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, or (b) any acquisition by a Third Party resulting in, or proposal or offer (including any tender offer or exchange offer) from a Third Party that if consummated would result in, a Third Party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (i) 15% or more of the total voting power of, or of any class of, equity securities of the Company or any of the Company’s Subsidiaries, or (ii) 15% or more of the consolidated total assets (including equity securities of the Company’s Subsidiaries), revenues or net income of the Company, in each case other than the transactions contemplated by this Agreement; provided that no proposal or offer with respect to a dropdown transaction between the Company or any Subsidiary of the Company, on the one hand, and the MLP or any Subsidiary of the MLP, on the other hand, shall under any circumstances be deemed to be a Company Acquisition Proposal.

“Company Benefit Plan” means (a) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (b) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash, equity-based, incentive, bonus, employment, consulting, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, relocation, loan, fringe benefit, severance, retirement, supplemental retirement, profit sharing, pension, deferred compensation, savings, or termination, in each case of clauses (a) and (b) that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any current, potential, or contingent liability, except that no Multiemployer Plan will be considered a Company Benefit Plan.

“Company Credit Agreements” means (a) the Credit Agreement, dated as of January 29, 2016, among the MLP, certain subsidiaries of the MLP to time party thereto, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, (b) Amendment No. 1 to Credit Agreement, dated as of January 5, 2018, among the MLP, certain subsidiaries of the MLP party thereto, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, (c) the Third Amended and Restated Credit Agreement, dated as of January 29, 2016, among the MLP, certain subsidiaries of the MLP party thereto, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, (d) Amendment No. 1 to Third Amended and Restated Credit Agreement, dated as of January 5, 2018, among the MLP, certain subsidiaries of the MLP party thereto, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (e) the Credit Agreement, dated as of September 30, 2016, among the Company, the other parties from time to time party thereto, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, (f) the Amendment and Incremental Facility Agreement to the Credit Agreement dated as of September 30, 2016, dated as of December 13, 2016, among the Company, the other parties from time to time party thereto, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and (g) any other credit agreements or facilities to which the Company or any of its Subsidiaries is a party and (h) any amendment, modification or supplement to the foregoing permitted pursuant to its terms.

“Company Equity Awards” means the Company Options, Company RSUs, Company Director RSUs, Company PSAs, Company MSUs, Company Restricted Shares, and Company Other Awards.

“Company Indentures” means (a) that certain indenture, dated as of September 27, 2012 (as supplemented to the date hereof), by and among the Company, the subsidiary guarantors thereto and U.S. Bank National Association, as trustee (the “Company Trustee”), (b) that certain indenture, dated as of March 18, 2014 (as supplemented to the date hereof), by and among the Company, the subsidiary guarantors thereto and the Company Trustee, (c) that certain indenture, dated as of December 22, 2016, by and among the Company, the subsidiary guarantors party thereto and the Company Trustee, (d) that certain Indenture, dated as of December 21, 2017, by and among the Company and the Company Trustee (as supplemented to the date hereof), (e) that certain indenture, dated as of October 29, 2014 (as supplemented to the date hereof), among the MLP, Andeavor Logistics Finance Corp., the subsidiary guarantors party thereto and the Company Trustee, (f) that certain indenture, dated as of May 12, 2016, among the MLP, Andeavor Logistics Finance Corp., the subsidiary guarantors party thereto and the Company Trustee, (g) that certain indenture, dated as of December 2, 2016, among the MLP, Andeavor Logistics Finance Corp., the subsidiary guarantors party thereto and the Company Trustee, (h) that certain indenture, dated as of November 28, 2017, among the MLP, Andeavor Logistics Finance Corp. the subsidiary guarantors party thereto and the Company Trustee, and (i) any other indentures to which the Company or any of its Subsidiaries is a party.

“Company Intervening Event” means any material change, development or occurrence with respect to the Company that (a) first becomes known to the Company’s board of directors after the date of this Agreement and was not reasonably foreseeable by the Company’s board of directors as of the date of this Agreement, or (b) if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Company’s board of directors as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Company Intervening Event: (i) the receipt, existence or terms of any Company Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Company Acquisition Proposal, or the consequences of any of the foregoing, (ii) any change in the economy or financial markets generally in the United States or any other country or any change that is the result of acts of war, sabotage or terrorism or of natural disasters, (iii) any change that is the result of factors generally affecting the petrochemical refining or pipeline industries, (iv) any change in Law or in United States generally accepted accounting principles after the date of this Agreement, (v) any change in the price and/or trading volume of the Company Shares or the Parent Shares (or of the equity securities of any Subsidiary of the Company or of Parent) on the NYSE or any other market in which such securities are quoted for purchase and sale (provided that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such change has resulted in, or contributed to, a Company Intervening Event, to the extent not otherwise excluded from the definition of “Company Intervening Event”), (vi) the Company and/or any Company Subsidiary meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any realization by the Company or any of its Subsidiaries of the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative, (vii) Parent and/or any Parent Subsidiary failing to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any failure by Parent or any of its Subsidiaries to realize the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative and (viii) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products or natural gas liquids or crack spreads.

“Company Material Adverse Effect” means any fact, event, change, circumstance or effect that, individually or in the aggregate with all other events, changes, circumstances or effects, is materially adverse to the assets, properties, business, conditions (financial or otherwise) and/or results of operations of the Company and its Subsidiaries taken as a whole, excluding any effect to the extent resulting from (a) changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters; (b) changes that are the result of factors generally affecting the petrochemical refining or pipeline industries; (c)(i) the announcement, or consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (i) shall not apply to any representation or warranty contained in Section 5.1 of this Agreement if the primary purpose of such representation or warranty is to address the consequences resulting from the consummation of the Merger; or (ii) any litigation brought by or on behalf of any current or former holder of Company Shares, in its capacity as such, arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Merger; (d) changes in Law or in United States generally accepted accounting principles after the date of this Agreement; (e) any failure in and of itself by the Company and its Subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect; (f) a decline in the price or trading volume of the Company Shares (or of the equity securities of any Company Subsidiary) on the NYSE; provided that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect; (g)(i) any action taken (or omitted to be taken) at the written request of Parent or that is expressly required by this Agreement or (ii) the failure to take any specific action expressly prohibited by this Agreement for which Parent declined to consent; and (h) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads, except, with respect to clauses (a), (b), (d) and (h), to the extent such change, event, circumstance or development (i) primarily relates only to (or has the effect of primarily relating only to) the Company and its Subsidiaries or (ii) disproportionately adversely affects the Company and its Subsidiaries compared to other companies operating in the petrochemical refining and pipeline industries.

“Company Superior Proposal” means an bona fide written Company Acquisition Proposal (but substituting “66%” for all references to “15%” in the definition of such term) that did not result from a violation of Section 6.2, that the board of directors of the Company has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal and the Person making the proposal), is reasonably capable of being consummated in accordance with its terms and which, if consummated, would be more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account (a) any revisions to the terms of this Agreement that Parent has committed in writing to make pursuant to Section 6.2(f) and (b) the certainty of completion and the time likely to be required to consummate such Company Acquisition Proposal).

“Environmental Law” means Law relating to: (a) the protection, investigation or restoration of the environment, natural resources or health and safety (as it relates to Hazardous Substance exposure), (b) the handling, disposal, use, presence, generation, treatment, storage, release or threatened release of, or contamination by, any Hazardous Substance, (c) indoor air, wetlands, pollution, noise, odor or any injury or threat of injury or exposure to persons or property relating to any Hazardous Substance, (d) the emission of greenhouse gases, including carbon dioxide, or (e) environmental consumer product, worker or exposure warnings with respect to Hazardous Substances (including under California’s Proposition 65).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or Parent, as applicable, or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Hazardous Substance” means any substance that is: (a) listed, classified or regulated pursuant to or that may give rise to liability under any Environmental Law due to a potential to cause harm; (b) any petroleum product, compound or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) any other substance that is regulated due to a potential for harm by any Governmental Entity pursuant to any Law.

“Intellectual Property” means anywhere in the world, all (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (c) Trade Secrets; (d) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) internet domain names; and (f) all other intellectual property or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” means (a) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed in Section 10.1(a) of the Company Disclosure Letter and (b) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed in Section 10.1(a) of the Parent Disclosure Letter; it being understood that, in each case (a) and (b), there shall be no duty of such individuals to conduct (or have conducted) any searches, analyses, legal opinions or other investigations with respect to Intellectual Property or IT Assets.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Parent Acquisition Proposal” means (a) any proposal or offer from any Third Party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Parent and/or any of its Subsidiaries with respect to assets that constitute 50% or more of the assets, revenues or net income of the Parent and its Subsidiaries, taken as a whole, and (b) any acquisition by a Third Party resulting in, or proposal or offer (including any tender offer or exchange offer) from a Third Party that if consummated would result in, a Third Party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (i) 50% or more of the total voting power of, or of any class of, equity securities of the Parent or any of the Parent’s Subsidiaries, or (ii) 50% or more of the consolidated total assets (including equity securities of the Parent’s Subsidiaries), revenues or net income of the Parent, in each case other than the transactions contemplated by this Agreement; provided that no proposal or offer with respect to a dropdown transaction or incentive distribution right buyback between the Parent or any Subsidiary of the Parent, on the one hand, and MPLX or any Subsidiary of MPLX, on the other hand, shall under any circumstances be deemed to be a Parent Acquisition Proposal.

“Parent Benefit Plan” means (a) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (b) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash, equity-based, incentive, bonus, employment, consulting, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, relocation, loan, fringe benefit, severance, retirement, supplemental retirement, profit sharing, pension, deferred compensation, savings, or termination, in each case of clauses (a) and (b) that are sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any current, potential, or contingent liability, except that no Multiemployer Plan will be considered a Parent Benefit Plan.

“Parent Intervening Event” means any material change, development or occurrence with respect to Parent that (a) first becomes known to the Parent’s board of directors after the date of this Agreement and was not reasonably foreseeable by the Parent’s board of directors as of the date of this Agreement, or (b) if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Parent’s board of directors as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Parent Intervening Event: (i) the receipt, existence or terms of any Parent Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Parent Acquisition Proposal, or the consequences of any of the foregoing, (ii) any change in the economy or financial markets generally in the United States or any other country or any change that is the result of acts of war, sabotage or terrorism or of natural disasters, (iii) any change that is the result of factors generally affecting the petrochemical refining or pipeline industries, (iv) any change in Law or in United States generally accepted accounting principles after the date of this Agreement, (v) any change in the price and/or trading volume of the Parent Shares or the Company Shares (or of the equity securities of any Subsidiary of the Parent or of the Company) on the NYSE or any other market in which such securities are quoted for purchase and sale (provided that, the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such change has resulted in, or contributed to, a Parent Intervening Event, to the extent not otherwise excluded from the definition of “Parent Intervening Event”), (vi) Parent and/or any Parent Subsidiary meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any realization by Parent or any of its Subsidiaries of the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative, (vii) the Company and/or any Company Subsidiary failing to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, including as a result of any failure by the Company or any of its Subsidiaries to realize the anticipated benefits of any product launch, initiative or roll-out or other marketing initiative and (viii) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products or natural gas liquids or crack spreads. In no event shall any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, or businesses or enter into any licensing, collaboration or similar arrangements, with any Third Party, constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Parent Intervening Event.

“Parent Material Adverse Effect” means any fact, event, change, circumstance or effect that, individually or in the aggregate with all other events, changes, circumstances or effects, is materially adverse to the assets, properties, business, conditions (financial or otherwise) and/or results of operations of Parent and its Subsidiaries taken as a whole, excluding any effect to the extent resulting from (a) changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters; (b) changes that are the result of factors generally affecting the petrochemical refining or pipeline industries; (c)(i) the announcement, or consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (i) shall not apply to any representation or warranty contained in Section 5.2 of this Agreement if the primary purpose of such representation or warranty is to address the consequences resulting from the consummation of the Merger; or (ii) any litigation brought by or on behalf of any current or former holder of Parent Shares, in its capacity as such, arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Merger; (d) changes in Law or in United States generally accepted accounting principles after the date of this Agreement; (e) any failure in and of itself by Parent and its Subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect; (f) a decline in the price or trading volume of Parent Shares (or of the equity securities of any Parent Subsidiary) on the NYSE; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Parent Material Adverse Effect; (g)(i) any action taken (or omitted to be taken) at the written request of the Company or that is expressly required by this Agreement or (ii) the failure to take any specific action expressly prohibited by this Agreement for which the Company declined to consent; and (h) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads, except, with respect to clauses (a), (b), (d) and (h), to the extent such change, event, circumstance or development (i) primarily relates only to (or has the effect of primarily relating only to) Parent and its Subsidiaries or (ii) disproportionately adversely affects Parent and its Subsidiaries compared to other companies operating in the petrochemical refining and pipeline industries.

“Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal (but substituting “66%” for all references to “50%” in the definition of such term) that did not result from a violation of Section 6.2, that the board of directors of the Parent has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal and the Person making the proposal), is reasonably capable of being consummated in accordance with its terms and which, if consummated, would be more favorable to the Parent’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account (a) any revisions to the terms of this Agreement that Company has committed in writing to make pursuant to Section 6.2(f) and (b) the certainty of completion and the time likely to be required to consummate such Parent Acquisition Proposal).

“Permitted Lien” means (a) any Lien for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (e) Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries, (f) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto, (g) Liens that constitute licenses, covenants not to sue, or other rights to Intellectual Property, (h) other Liens that do not materially impair the value or use of the subject property or (i) Liens incurred pursuant to (i) Company Credit Agreements (without giving effect to clause (e) of the definition thereof) or (ii) any other Material Contracts of the Company or any of its Subsidiaries relating to indebtedness for borrowed money.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Registered” means issued by, registered with or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Revenue” means revenue of the relevant asset, business or product line for the fiscal year ended December 31, 2017. Such calculation shall be made in a manner, and applying accounting principles, consistent with (i) the calculation of “Revenues” as reflected in the Parent’s audited consolidated financial statements for the fiscal year ended December 31, 2017 filed with the SEC, in the case of any assets, businesses or product lines of Parent or its Affiliates, and (ii) the calculation of “Revenues” as reflected in the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2017 filed with the SEC, in the case of any assets, businesses or product lines of the Company or its Affiliates.

“Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act, and for the avoidance of doubt shall, with respect to the Company, include the MLP and, with respect to Parent, include MPLX.

“Subsidiary” means, when used with respect to any Person, any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which (a) such Person or any of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (b) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Tax” means all federal, state, local and foreign income, profits, estimated franchise, gross receipts, alternative minimum, environmental, customs duty, license, capital stock, severance, stamp, payroll, sales, employment, unemployment, social security, disability, use, property, withholding, excise, production, value added, ad valorem, occupancy, transfer, registration, goods and services, abandonment or unclaimed property, escheat, estimated or other taxes or governmental fees, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not.

“Tax Return” means all returns, reports and documents (including elections, declarations, disclosures, schedules, estimates and information returns) or other information or filing supplied to or required to be supplied to a Tax authority relating to Taxes, including any amendment or attachment thereto.

“Trade Secrets” means confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

In addition to the terms defined above, the terms listed below are defined in the sections set forth opposite such defined term.

Adverse Company Recommendation Change	6.2(c)(i)
Adverse Parent Recommendation Change	6.2(c)(i)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(a)(iii)
Antitrust Laws	5.1(d)
Applicable Date	5.1(e)
Appraisal Shares	4.3
Bankruptcy and Equity Exception	5.1(c)
Book Entry Company Share	4.1(a)
Book Entry Parent Shares	4.2(b)
Brokers and Finders Fees	5.1(t)
Burdensome Condition	6.5(a)
By-Laws	2.2
Cash Consideration	4.1(a)
Cash Election	4.2(b)(ii)
Cash Election Number	4.2(a)
Cash Election Shares	4.2(b)(v)
Certificate	4.1(a)
Certificate of First Merger	1.4
Certificate of Second Merger	1.4(b)
Charter	2.1
Closing	1.3
Closing Date	1.3
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.10(d)
Company Disclosure Letter	5.1

Company Employee	6.10(a)
Company Intellectual Property	5.1(o)(i)
Company Labor Agreements	5.1(n)
Company MSU	4.5(e)
Company Notes	6.17(a)
Company Option	4.5(a)
Company Other Awards	4.5(g)
Company Preferred Shares	5.1(b)(i)
Company PSA	4.5(c)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)
Company Restricted Share	4.5(f)
Company RSU	4.5(b)
Company Share	4.1(a)
Company Shares	4.1(a)
Company Stockholders Meeting	6.4(a)
Company Trustee	10.1
Confidentiality Agreement	9.7
Continuation Period	6.10(a)
Contract	5.1(d)(ii)
D&O Insurance	6.13(d)
Debt Offer	6.17(a)
Debt Offers	6.17(a)
Deemed Converted Cash Election Shares	4.2(b)(v)
Deemed Converted Stock Election Shares	4.2(b)(vi)
DGCL	1.1
Disclosure Letters	5.2
Effective Time	1.4
Election Deadline	4.2(b)(iii)
End Date	8.2(a)
Exchange Agent	4.2(b)
Exchange Fund	4.2(b)
Exchange Ratio	4.1(a)
Excluded Company Share	4.1(a)
Excluded Company Shares	4.1(a)
Financing	6.17(a)
First Merger	Recitals
Form of Election	4.2(b)(iii)
GAAP	5.1(e)(iii)
Governmental Entity	5.1(d)
HSR Act	5.1(c)
Indemnified Parties	6.13
Insurance Policies	5.1(p)
IRS	5.1(h)
Laws	5.1(i)(i)
Licenses	5.1(i)(i)

Lien	5.1(b)(i)
LLC Act	1.2
Losses	6.17(c)
Material Contract	5.1(q)
Material Customers	5.1(u)
Material Suppliers	5.1(u)
Merger	Recitals
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Subs	Preamble
MLP	5.1(b)(ii)
MLP Reports	5.1(e)
MLP Unit Plans	5.1(b)(ii)
MPLX	5.2(b)(iv)
MPLX Partnership Agreement	5.2(b)(iv)
MPLX Reports	5.2(e)(i)
New Parent Directors	6.10(e)
New Plans	6.10(b)
Notice of Superior Proposal	6.2(f)(i)
Notice Period	6.2(f)(ii)
NYSE	4.2(e)
Old Plans	6.10(b)
Opinion Issuer	7.3(c)
Order	7.1(d)
Owned Real Property	5.1(s)
Parent	Preamble
Parent 401(k) Plan	6.10(d)
Parent Disclosure Letter	5.2
Parent Labor Agreements	5.2(o)(i)
Parent Preferred Stock	5.2(b)(i)
Parent Recommendation	5.2(c)(ii)
Parent Reports	5.2(e)(i)
Parent Share	4.1(a)
Parent Shares	4.1(a)
Parent Stock Plans	5.2(b)(i)
Parent Stockholders Meeting	6.4(b)
Parties	Preamble
Partnership Agreement	5.1(b)(ii)
Party	Preamble
PBGC	5.1(h)(vi)
Per Share Merger Consideration	4.1(a)
Permitted Dropdown Transactions	6.1(a)(iii)
Prospectus/Proxy Statement	6.3(a)
Real Property Lease	5.1(s)(ii)
Representatives	6.2(a)
Required Information	6.17(a)

Requisite Company Vote	5.1(c)
Requisite Parent Vote	5.2(c)
Reverse Termination Fee	8.5(c)(i)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley Act	5.1(e)
Second Merger	Recitals
Second Merger Effective Time	1.4(b)
Stock Consideration	4.1(a)
Stock Election	4.2(b)(ii)
Stock Election Number	4.2(a)
Stock Election Shares	4.2(b)(v)
Stock Plans	5.1(b)(i)
Surviving Company	1.2
Surviving Corporation	1.1
Takeover Statute	5.1(j)
Tax Opinion	7.3(c)
Tax Representation Letter	6.6(a)
Termination Fee	8.5(b)(i)
Third Party	6.2(a)(ii)
Voting Agreement	Recitals
WARN Act	5.1(n)(iv)

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

ANDEAVOR

By	/s/ Gregory J. Goff
Name: Gregory J. Goff
Title: Chairman, President and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

MARATHON PETROLEUM CORPORATION

By	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

MAHI INC.

By	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: President

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

MAHI LLC

By	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: President

[Signature Page to Merger Agreement]

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

See attached.

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ANDEAVOR

(AS OF [•])

FIRST. The name of the corporation is Andeavor.

SECOND. The address of the corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, DE 19808. The name of its registered agent at such address is The Corporation Service Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”).

FOURTH. The total number of shares which the corporation shall have authority to issue is 1,000 shares of common stock, (“Common Stock”) and the par value of each of such shares is $0.01.

FIFTH. The board of directors of the corporation is expressly authorized to adopt, amend or repeal by-laws of the corporation.

SIXTH. Elections of the directors need not be by written ballot except and to the extent provided in the by-laws of the corporation.

SEVENTH. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this paragraph shall not adversely affect any right of protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.

EIGHTH. The corporation shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as amended from time to time, indemnify any officer or director whom it shall have power to indemnify from and against any and all of the expenses, liabilities or other losses of any nature. The indemnification provided in this Article EIGHTH shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, while holding such office, and shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of the heirs, executors and administrators of such a person.